Exhibit 99.1

MANAGEMENT REPORT – December 31, 2017

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to December 31, 2017 and 2016, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 21,996 million for the year and net earnings per share were R$ 3.38. Consolidated stockholders' equity totaled R$ 128,405 million and the book value per share reached R$ 19.86.

Assets and funds raised

Assets totaled R$ 1,326,329 million and were substantially composed of R$ 524,653 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 545,855 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 2,090,032 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 32,1 billion, corresponding to only 12,4% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results.

São Paulo, February 23, 2018.

Executive Board

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Co-Chairmen	Chief Executive Officer
Pedro Moreira Salles	Candido Botelho Bracher
Roberto Egydio Setubal

Members	Director-Generals
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Amos Genish	Márcio de Andrade Schettini
Fábio Colletti Barbosa
Geraldo José Carbone
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló	Executive Vice-Presidents
Marco Ambrogio Crespi Bonomi	André Sapoznik
Pedro Luiz Bodin de Moraes	Caio Ibrahim David
Ricardo Villela Marino	Claudia Politanski

AUDIT COMMITTEE	Executive Officers
Chairman	Alexsandro Broedel Lopes (*)
Gustavo Jorge Laboissière Loyola	Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Members	Paulo Sergio Miron
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Geraldo Travaglia Filho	Officers
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
FISCAL COUNCIL	Andre Balestrin Cestare
Chairman	Eduardo Hiroyuki Miyaki
José Caruso Cruz Henriques	Emerson Macedo Bortoloto
Gilberto Frussa
Members	José Virgilio Vita Neto
Alkimar Ribeiro Moura	Matias Granata
Carlos Roberto de Albuquerque Sá	Renato Barbosa do Nascimento
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

(*) Group Executive Finance Director and Investor Relations Officer

Accountant

Arnaldo Alves dos Santos

CRC - 1SP - 210.058/O-3

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2017	12/31/2016
Current assets		905,040,675	843,497,624
Cash and cash equivalents		18,668,746	18,394,765
Interbank investments	4b and 6	263,948,625	278,699,929
Money market		235,913,038	257,198,996
Interbank deposits		28,035,587	21,500,933
Securities and derivative financial instruments	4c, 4d and 7	158,140,863	114,682,193
Own portfolio		95,184,743	67,119,595
Subject to repurchase commitments		33,401,902	18,608,226
Pledged in guarantee		11,297,748	7,531,953
Deposited with the Central Bank		3,386,777	-
Securities under resale agreements with free movement		1,745,202	7,419,769
Derivative financial instruments		13,124,491	14,002,650
Interbank accounts		132,523,704	113,326,416
Pending settlement		33,103,755	27,451,574
Central Bank deposits		98,836,941	85,700,462
National Housing System (SFH)		8,491	6,412
Correspondents		34,779	32,111
Interbank Onlending		539,738	135,857
Interbranch accounts		123,946	7,497
Loan, lease and other credit operations	8	245,050,747	241,350,016
Operations with credit granting characteristics	4e	261,105,909	260,066,539
(Allowance for loan losses)	4f	(16,055,162)	(18,716,523)
Other receivables		84,069,805	74,831,675
Foreign exchange portfolio	9	35,688,856	30,468,177
Income receivable		2,870,776	2,807,976
Negotiation and intermediation of securities		5,822,698	6,763,206
Deferred tax assets	13b I	26,751,158	23,006,859
Escrow deposits	11b and 11d	1,458,068	2,045,420
Sundry	12a	11,478,249	9,740,037
Other assets	4g	2,514,239	2,205,133
Assets held for sale		1,230,146	785,679
(Valuation allowance)		(512,698)	(166,896)
Prepaid expenses	4g and 12b	1,796,791	1,586,350
Long-term receivables		373,528,568	385,411,083
Interbank investments - Interbank deposits	4b and 6	1,208,747	1,225,850
Money market		195,861	36,441
Interbank deposits		1,012,886	1,189,409
Securities and derivative financial instruments	4c, 4d and 7	101,354,690	105,091,367
Own portfolio		54,181,305	60,040,367
Subject to repurchase commitments		17,208,562	12,433,937
Pledged in guarantee		6,565,801	5,145,248
Deposited with the Central Bank		698,010	4,454,448
Securities under resale agreements with free movement		13,169,009	12,863,925
Derivative financial instruments		9,532,003	10,153,442
Interbank accounts - National Housing System (SFH)		104,723	234,295
Loan, lease and other credit operations	8	213,187,027	210,993,172
Operations with credit granting characteristics	4e	232,491,686	231,153,196
(Allowance for loan losses)	4f	(19,304,659)	(20,160,024)
Other receivables		57,198,170	67,248,008
Foreign exchange portfolio	9	16,568,458	21,742,524
Deferred tax assets	13b I	22,315,854	28,394,316
Escrow deposits	11b and 11d	11,025,297	10,228,646
Sundry	12a	7,288,561	6,882,522
Other assets - Prepaid expenses	4g and 12b	475,211	618,391
Permanent assets		47,759,850	46,290,824
Investments	4h and 14a I	24,447,576	21,461,918
Investments in affiliates and jointly controlled entities		24,143,884	20,950,588
Other investments		453,204	660,851
(Allowance for losses)		(149,512)	(149,521)
Real estate in use	4i and 14b	5,849,480	6,271,298
Real estate in use		3,280,754	3,255,003
Other fixed assets		12,906,455	12,374,219
(Accumulated depreciation)		(10,337,729)	(9,357,924)
Goodwill	4j and 14b	669,521	1,042,185
Intangible assets	4k and 14b	16,793,273	17,515,423
Acquisition of rights to credit payroll		1,059,890	1,045,006
Other intangible assets		31,954,050	28,482,446
(Accumulated amortization)		(16,220,667)	(12,012,029)
Total assets		1,326,329,093	1,275,199,531

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	3.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2017	12/31/2016
Current liabilities		797,187,379	748,822,447
Deposits	4b and 10b	275,272,402	251,147,275
Demand deposits		69,366,205	62,711,299
Savings deposits		120,004,481	108,275,266
Interbank deposits		1,664,631	3,718,435
Time deposits		84,234,494	76,442,275
Other deposits		2,591	-
Deposits received under securities repurchase agreements	4b and 10c	253,593,450	253,202,125
Own portfolio		83,713,143	91,137,092
Third-party portfolio		158,000,043	140,973,618
Free portfolio		11,880,264	21,091,415
Funds from acceptances and issuance of securities	4b and 10d	48,437,013	36,283,912
Real estate, mortgage, credit and similar notes		34,842,544	27,965,728
Foreign Borrowing through securities		11,831,551	6,267,882
Structured Operations Certificates		1,762,918	2,050,302
Interbank accounts		34,116,644	26,469,416
Pending settlement		33,761,289	26,284,854
Correspondents		355,355	184,562
Interbranch accounts		4,973,303	5,894,541
Third-party funds in transit		4,951,760	5,426,530
Internal transfer of funds		21,543	468,011
Borrowing and onlending	4b and 10e	38,709,225	47,480,287
Borrowing		30,718,358	38,275,648
Onlending		7,990,867	9,204,639
Derivative financial instruments	4d and 7g	13,102,103	10,786,722
Other liabilities		128,983,239	117,558,169
Collection and payment of taxes and contributions		298,274	270,365
Foreign exchange portfolio	9	35,902,858	31,055,794
Social and statutory	15b II	4,951,307	5,497,067
Tax and social security contributions	4m, 4n and 13c	6,002,839	4,743,557
Negotiation and intermediation of securities		4,589,262	10,361,151
Subordinated debt	10f	12,498,741	11,055,748
Provisions for contingent liabilities		4,653,491	4,260,865
Sundry	12c	60,086,467	50,313,622
Long-term liabilities		386,422,376	394,432,221
Deposits	4b and 10b	130,586,561	80,410,787
Interbank deposits		517,143	38,271
Time deposits		130,069,418	80,372,516
Deposits received under securities repurchase agreements	4b and 10c	72,205,449	115,367,344
Own portfolio		27,557,492	74,166,780
Free portfolio		44,647,957	41,200,564
Funds from acceptances and issuance of securities	4b and 10d	59,144,011	57,432,754
Real estate, mortgage, credit and similar notes		26,474,085	26,221,530
Foreign Borrowing through securities		30,045,568	28,024,772
Structured Operations Certificates		2,624,358	3,186,452
Borrowing and onlending	4b and 10e	24,731,795	28,133,622
Borrowing		8,541,383	7,510,440
Onlending		16,190,412	20,623,182
Derivative financial instruments	4d and 7g	13,350,513	13,924,604
Other liabilities		86,404,047	99,163,110
Foreign exchange portfolio	9	16,541,385	21,776,177
Tax and social security contributions	4m, 4n and 13c	16,608,867	15,631,244
Subordinated debt	10f	36,048,767	46,364,327
Provisions for contingent liabilities	11b	9,986,486	11,575,815
Debt instruments eligible as capital		4,148,367	-
Sundry	12c	3,070,175	3,815,547
Deferred income	4o	2,371,348	2,009,926
Non-controlling interests	15f	11,942,502	11,568,390
Stockholders' equity	15	128,405,488	118,366,547
Capital		97,148,000	97,148,000
Capital reserves		1,733,611	1,589,343
Revenue reserves		34,494,495	24,487,354
Asset valuation adjustment	4c, 4d and 7d	(2,227,851)	(2,975,797)
(Treasury shares)		(2,742,767)	(1,882,353)
Total liabilities and stockholders' equity		1,326,329,093	1,275,199,531

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Income from financial operations		60,728,112	130,995,148	145,818,078
Loan, lease and other credit operations		36,673,005	74,720,440	78,456,415
Securities and derivative financial instruments		20,553,710	48,391,356	57,737,331
Foreign exchange operations		179,494	732,521	2,707,827
Compulsory deposits		3,321,903	7,150,831	6,916,505
Expenses of financial operations		(29,842,318)	(68,282,558)	(68,795,749)
Money market		(27,468,523)	(62,970,574)	(72,867,154)
Borrowing and onlending	10e	(2,373,795)	(5,311,984)	4,071,405
Income from financial operations before loan and losses		30,885,794	62,712,590	77,022,329
Result of allowance for loan losses	8d I	(6,466,596)	(15,048,252)	(21,581,103)
Expenses for allowance for loan losses		(8,263,909)	(18,749,556)	(25,323,771)
Income from recovery of credits written off as loss		1,797,313	3,701,304	3,742,668
Gross income from financial operations		24,419,198	47,664,338	55,441,226
Other operating revenues (expenses)		(10,484,373)	(18,650,982)	(22,623,021)
Banking service fees	12d	12,083,847	23,500,673	22,540,355
Income from bank charges	12e	6,168,108	11,913,079	10,621,244
Personnel expenses	12f	(10,919,622)	(21,118,708)	(20,097,608)
Other administrative expenses	12g	(9,577,828)	(18,535,961)	(18,154,885)
Tax expenses	4n and 13a II	(3,348,223)	(6,593,896)	(7,712,772)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a ll	1,912,376	3,603,253	(762,923)
Other operating revenues	12h	538,888	1,010,989	770,638
Other operating expenses	12i	(7,341,919)	(12,430,411)	(9,827,070)
Operating income		13,934,825	29,013,356	32,818,205
Non-operating income		(54,111)	(236,011)	92,820
Income before taxes on income and profit sharing		13,880,714	28,777,345	32,911,025
Income tax and social contribution	4n and 13a I	(3,186,971)	(6,754,716)	(13,595,576)
Due on operations for the period		(833,912)	(3,017,603)	(3,566,874)
Related to temporary differences		(2,353,059)	(3,737,113)	(10,028,702)
Profit sharing – Management Members - Statutory		(142,757)	(237,650)	(233,891)
Non-controlling interests	15f	360,853	211,496	105,265
Net income		10,911,839	21,996,475	19,186,823
Weighted average of the number of outstanding shares	15a		6,503,910,030	6,522,956,804
Net income per share – R$			3.38	2.94
Book value per share - R$ (outstanding at 12/31)			19.86	18.17

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	3.3

ITAÚ UNIBANCO HOLDING S.A.

Prudential Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

				Asset
				valuation
		Capital	Revenue	adjustment	Retained	(Treasury
	Capital	reserves	reserves	(Note 7d)	earnings	shares)	Total
Balance at 07/01/2017	97,148,000	1,352,881	27,405,084	(2,805,204)	-	(2,571,065)	120,529,696
Reserve Capitalization - Meeting of the Board of Directors at December 15, 2017	-	-	(1,178,252)	-	-	1,178,252	-
Purchase of treasury shares	-	-	-	-	-	(1,807,372)	(1,807,372)
Granting of stock options	-	87,228	-	-	-	457,418	544,646
Granting of options recognized	-	142,765	-	-	-	-	142,765
Share-based payment – variable compensation	-	150,737	-	-	-	-	150,737
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	580,819	-	-	580,819
Remeasurements in liabilities of post-employment benefits	-	-	-	55,625	-	-	55,625
Foreign exchange variation on investments abroad	-	-	-	(59,091)	-	-	(59,091)
Net income	-	-	-	-	10,911,839	-	10,911,839
Appropriations:
Legal reserve	-	-	545,592	-	(545,592)	-	-
Statutory reserves	-	-	(3,367,586)	-	3,367,586	-	-
Dividends and interest on capital	-	-	11,089,657	-	(13,733,833)	-	(2,644,176)
Balance at 12/31/2017	97,148,000	1,733,611	34,494,495	(2,227,851)	-	(2,742,767)	128,405,488
Changes in the period	-	380,730	7,089,411	577,353	-	(171,702)	7,875,792
Balance at 01/01/2016	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(947,409)	(947,409)
Cancellation of shares - ESM April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of stock options	-	(16,717)	-	-	-	748,436	731,719
Granting of options recognized	-	55,657	-	-	-	-	55,657
Share-based payment – variable compensation	-	13,184	-	-	-	-	13,184
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(999,975)	-	-	(999,975)
Remeasurements in liabilities of post-employment benefits	-	-	-	(599,936)	-	-	(599,936)
Unrealized result of unconsolidated company	-	-	1,844	-	-	-	1,844
Net income	-	-	-	-	19,186,823	-	19,186,823
Appropriations:
Legal reserve	-	-	959,341	-	(959,341)	-	-
Statutory reserves	-	-	6,653,859	-	(6,653,859)	-	-
Dividends and interest on capital	-	-	5,049,947	-	(11,573,623)	-	(6,523,676)
Balance at 12/31/2016	97,148,000	1,589,343	24,487,354	(2,975,797)	-	(1,882,353)	118,366,547
Changes in the period	12,000,000	52,124	(4,702,125)	(1,599,911)	-	2,471,027	8,221,115
Balance at 01/01/2017	97,148,000	1,589,343	24,487,354	(2,975,797)	-	(1,882,353)	118,366,547
Purchase of treasury shares	-	-	-	-	-	(3,089,464)	(3,089,464)
Cancellation of shares - Meeting of the Board of Directors at December 15, 2017	-	-	(1,178,252)	-	-	1,178,252	-
Granting of stock options	-	63,593	-	-	-	1,050,798	1,114,391
Granting of options recognized	-	96,509	-	-	-	-	96,509
Share-based payment – variable compensation	-	(15,834)	-	-	-	-	(15,834)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	697,395	-	-	697,395
Remeasurements in liabilities of post-employment benefits	-	-	-	(11,231)	-	-	(11,231)
Foreign exchange variation on investments abroad	-	-	-	61,782	-	-	61,782
Net income	-	-	-	-	21,996,475	-	21,996,475
Appropriations:
Legal reserve	-	-	1,099,824	-	(1,099,824)	-	-
Statutory reserves	-	-	1,475,276	-	(1,475,276)	-	-
Dividends and interest on capital	-	-	13,657,985	-	(19,200,473)	-	(5,542,488)
Balance at 12/31/2017	97,148,000	1,733,611	34,494,495	(2,227,851)	-	(2,742,767)	128,405,488
Changes in the period	-	144,268	10,007,141	747,946	-	(860,414)	10,038,941

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	3.4

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2017	12/31/2017	12/31/2016
Adjusted net income		29,119,960	37,178,457	80,233,829
Net income		10,911,839	21,996,475	19,186,823
Adjustments to net income:		18,208,121	15,181,982	61,047,006
Granted options recognized and share-based payment – variable compensation		293,502	80,675	68,841
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(1,013,626)	1,653,869	(1,755,356)
Effects of changes in exchange rates on cash and cash equivalents		6,042,272	(13,961,228)	23,934,862
Allowance for loan losses	8c	8,263,909	18,749,556	25,323,771
Interest and foreign exchange expense related to operations with subordinated debt		2,015,927	4,713,628	942,033
Depreciation and amortization	14b	2,867,069	5,669,828	5,262,467
Interest expense from provision for contingent and legal liabilities	11b	529,687	1,255,779	1,518,377
Provision for contingent and legal liabilities	11b	2,073,032	3,791,646	4,221,963
Interest income from escrow deposits	11b	(235,629)	(327,439)	(380,426)
Deferred taxes (excluding hedge tax effects)		2,828,839	5,434,532	3,488,273
Equity in earnings of affiliates, jointly controlled entities and other investments	14a I	(1,912,376)	(3,603,253)	762,923
Interest and foreign exchange income from available-for-sale securities		(4,077,176)	(8,473,522)	(1,371,248)
Interest and foreign exchange income from held-to-maturity securities		1,253,904	635,125	445,217
(Gain) loss from sale of available-for-sale financial assets	7i	(177,363)	(389,584)	218,185
(Gain) loss from sale of investments		730	2,178	(12,317)
(Gain) loss from sale of foreclosed assets		170,162	407,755	123,421
(Gain) loss from sale of fixed assets		4,939	10,143	5,325
Non-controlling interests		(360,853)	(211,496)	(105,265)
Other		(358,828)	(256,210)	(1,644,040)
Change in assets and liabilities		(8,142,145)	(55,245,843)	(30,224,049)
(Increase) decrease in assets		(26,835,372)	(82,506,096)	24,514,720
Interbank investments		24,755,853	(10,549,962)	8,420,910
Securities and derivative financial instruments (assets/liabilities)		(25,528,539)	(32,966,852)	(4,334,034)
Compulsory deposits with the Central Bank of Brazil		(10,229,896)	(13,136,479)	(19,144,463)
Interbank and interbranch accounts (assets/liabilities)		1,827,321	456,332	2,994,731
Loan, lease and other credit operations		(19,534,251)	(20,900,779)	31,765,222
Other receivables and other assets		3,349,504	(142,634)	3,550,262
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(1,475,364)	(5,265,722)	1,262,092
(Decrease) increase in liabilities		18,693,227	27,260,253	(54,738,769)
Deposits		46,301,257	69,323,835	(35,107,931)
Deposits received under securities repurchase agreements		(15,759,358)	(42,770,570)	10,830,612
Funds for issuance of securities		(1,351,881)	13,013,635	5,959,332
Borrowing and onlending		(6,154,265)	(12,238,196)	(35,385,940)
Collection and payment of taxes and contributions		(3,673,552)	27,909	41,180
Other liabilities		253,009	2,731,860	3,069,576
Deferred income		227,821	361,422	42,956
Payment of income tax and social contribution		(1,149,804)	(3,189,642)	(4,188,554)
Net cash provided by (used in) operating activities		20,977,815	(18,067,386)	50,009,780
Interest on capital / dividends received from affiliated companies		262,326	1,007,938	5,139,054
Funds received from sale of available-for-sale securities		7,001,954	14,676,541	17,796,983
Funds received from redemption of held-to-maturity securities		1,518,966	3,566,408	3,146,087
Disposal of assets not for own use		(71,611)	(140,226)	234,433
Disposal of investments		217,021	215,618	13,674
Cash and cash equivalents net assets and liabilities arising from the merger with CorpBanca	2c	-	-	5,869,160
Cash and cash equivalents net assets and liabilities due from Recovery acquisition	2c	-	-	(713,914)
Purchase of Non-controlling interests	2c	(244,557)	(244,557)	-
Sale of fixed assets		81,423	98,046	85,557
Termination of intangible asset agreements		2,414	20,743	6,427
Purchase of available-for-sale securities		(13,819,090)	(15,104,040)	(14,892,308)
Purchase of held-to-maturity securities		(309,925)	(405,504)	(1,580,240)
Purchase of investments		(572,290)	(778,614)	(8,329,312)
Purchase of fixed assets	14b	(475,279)	(845,720)	(1,078,297)
Disposal (Purchase) of intangible assets	14b	(1,363,677)	(1,795,819)	(1,488,322)
Net cash provided by (used in) invesment activities		(7,772,325)	270,814	4,208,982
Increase in subordinated debt		4,135,000	4,135,000	-
Decrease in subordinated debt		(5,559,262)	(13,572,828)	(14,170,289)
Non-controlling interests	15f	751,531	922,800	(352,348)
Granting of stock options		544,646	1,114,391	731,719
Purchase of treasury shares		(1,807,372)	(3,089,464)	(947,409)
Dividends and interest on capital paid to Non-controlling interests		(193,964)	(337,192)	(75,674)
Dividends and interest on capital paid		(2,814,584)	(10,381,751)	(7,672,530)
Net cash provided by (used in) financing activities		(4,944,005)	(21,209,044)	(22,486,531)
Net increase (decrease) in cash and cash equivalents		8,261,485	(39,005,616)	31,732,231
Cash and cash equivalents at the beginning of the period		66,250,858	93,514,459	85,717,090
Effects of changes in exchange rates on cash and cash equivalents		(6,042,272)	13,961,228	(23,934,862)
Cash and cash equivalents at the end of the period	4a and 5	68,470,071	68,470,071	93,514,459

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Consolidated Financial Statements

Exercise from January 1 to December 31, 2017 and 2016

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.1

Note 2 – Presentation and Consolidation of the financial statements

a)	Presentation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution.

The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/relacoes-com-investidores).

b)	Consolidation

As set forth by article 1st of CMN Resolution No. 4,280, of October 31, 2013, the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1st of CMN Resolution No. 4,280.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company(Note 4s).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.2

The Consolidated Financial Statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

					Interest % in voting		Interest % in total
		Functional	Country of		capital at		capital at
		currency	Incorporation	Activity	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial Institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial Institution	36.06%	35.71%	36.06%	35.71%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.3

c)	Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;
ii.	Acquisition of securities brokerage on December 1st, 2017;
iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629.

Gestora de Inteligência de Crédito

On January 21, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (ITAÚ BMG CONSIGNADO), corresponding to BMG’s total interest in ITAÚ BMG CONSIGNADO, for the amount of R$ 1,460,406, and now holds 100% of ITAÚ BMG CONSIGNADO.

ITAÚ UNIBANCO and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of ITAÚ BMG CONSIGNADO and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of ITAÚ BMG CONSIGNADO) is controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (REDE), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (CONECTCAR) for the amount of R$ 170 million.

CONECTCAR, located in Barueri - São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of CONECTCAR’s capital stock.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.4

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to the total interest of the parties in RECOVERY, for R$ 734,755.

In the same transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, RECOVERY is a market leader in the management of overdue receivables portfolio. RECOVERY’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

On July 7, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of RECOVERY´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

CORPBANCA is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING PRUDENTIAL’s internationalization process.

The merger was approved by the stockholders of CORPBANCA and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca (ITAÚ CORPBANCA), are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING PRUDENTIAL	33.58%
CORP GROUP	33.13%
Other non-controlling stockholders	33.29%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.5

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING PRUDENTIAL and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING PRUDENTIAL will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of ITAÚ CORPBANCA, on which CORP GROUP has the right of veto, the members of the board of directors appointed by CORP GROUP should vote as recommended by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING PRUDENTIAL due to its interest in ITAÚ CORPBANCA was R$ 10,517,487, based on the quotation of CORPBANCA’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 14b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of ITAÚ CORPBANCA resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

04/01/2016
Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

Contingent liabilities have not been recorded due to the acquisition.

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAÚ CORPBANCA’s capital:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.6

•	On September 15, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%.

The possibility of these acquisitions were set forth in ITAÚ CORPBANCA shareholders agreement, entered into between ITAÚ UNIBANCO HOLDING PRUDENTIAL and CORP GROUP and affiliated companies on April 1st, 2016.

MaxiPago Serviços de Internet Ltda.

On September 3, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary REDE entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet Ltda. (MAXIPAGO), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that REDE became the holder of 43,510 common shares, representing 75% of total voting capital of MAXIPAGO.

After the compliance with the conditions approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary REDE, increased the capital of MAXIPAGO by 21.98% and acquired additional interest ownership of 3.02%, for R$ 2,000, and now holds 100% of MAXIPAGO’s capital stock.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.7

Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
ACPconservation	0%	0.625%	1.25%	1.875%	2.5%
ACPcountercyclical (*)	0%	0%	0%	0%	0%
ACPsystemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustment deductions	40%	60%	80%	100%	100%

(*) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,371, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular 3,751, of March 19, 2015, of the BACEN came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.8

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	12/31/2017	12/31/2016
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	126,923,600	115,590,426
Non-controlling interests	11,942,502	11,568,390
Changes in Subsidiaries´ Interests in Capital Transactions	1,481,888	2,776,121
Consolidated stockholders’ equity (BACEN)	140,347,990	129,934,937
Common Equity Tier I prudential adjustments	(17,951,725)	(14,526,992)
Common Equity Tier I	122,396,265	115,407,945
Additional Tier I Prudential Adjustments	57,062	532,392
Additional Tier I Capital	57,062	532,392
Tier I (Common Equity Tier I + Additional Tier I Capital)	122,453,327	115,940,337
Instruments Eligible to Comprise Tier II	19,722,563	23,488,432
Tier II prudential adjustments	76,083	48,507
Tier II	19,798,646	23,536,939
Reference Equity (Tier I + Tier II)	142,251,973	139,477,276

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD =portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.9

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	12/31/2017	12/31/2016
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	660,516,354	669,284,247
a) Per Weighting Factor (FPR):
FPR at 2%	92,010	105,577
FPR at 20%	7,673,779	8,011,339
FPR at 35%	15,900,495	12,056,104
FPR at 50%	42,896,233	44,250,940
FPR at 75%	145,376,381	142,193,646
FPR at 85%	75,672,552	82,494,126
FPR at 100%	320,975,708	325,889,852
FPR at 250%	34,052,500	33,213,428
FPR at 300%	3,906,261	7,356,695
FPR up to 1250%(*)	2,095,611	1,607,958
Derivatives - Changes in the Counterparty Credit Quality	6,417,363	6,167,814
Derivatives – Future potential gain	5,457,462	5,936,767
b) Per Type:	660,516,354	669,284,247
Securities	45,629,423	45,740,665
Loan operations – Retail	114,141,186	114,481,468
Loan operations – Non-retail	240,814,547	247,910,726
Joint Liabilities - Retail	172,251	205,149
Joint Liabilities - Non-Retail	45,405,251	47,107,743
Loan commitments – Retail	31,057,682	27,504,191
Loan commitments – Non-retail	9,017,086	10,234,492
Other exposures	174,278,929	176,099,813

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	12/31/2017(1)	12/31/2016(2)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	32,892,766	26,811,072
Operations subject to interest rate variation	31,076,008	24,918,995
Fixed rate denominated in reais	6,118,736	4,952,015
Foreign exchange coupons	17,153,167	15,496,581
Price index coupon	7,804,105	4,470,396
Interest rate coupon	1	3
Operations subject to commodity price variation	361,109	353,313
Operations subject to stock price variation	239,091	400,755
Operations subject to risk exposures in gold, foreign currency and foreign	1,216,558	1,138,009
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	26,314,213	24,129,965
Market Risk Weighted Assets calculated based on internal methodology (b)	32,914,851	19,798,552
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	-	(2,681,107)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	32,914,851	24,129,965
(1)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.
(2)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At December 31, 2017, RWAMINT totaled R$ 32,914,851, which corresponds to capital calculated at internal models, higher than the 80% of RWAMPAD, which totaled R$ 26,314,213.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.10

	12/31/2017	12/31/2016
Operational Risk-Weighted Assets (RWAOPAD)	63,276,519	37,826,292
Retail	11,870,427	10,886,992
Commercial	24,857,050	24,166,481
Corporate finance	2,663,324	2,788,550
Negotiation and sales	7,433,500	(11,025,674)
Payments and settlements	7,532,335	3,417,572
Financial agent services	3,892,102	3,471,283
Asset management	5,009,943	4,109,048
Retail brokerage	17,838	12,038

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	12/31/2017	12/31/2016
Tier I	122,453,327	115,940,337
Common Equity Tier I	122,396,265	115,407,945
Additional Tier I Capital	57,062	532,392
Tier II	19,798,646	23,536,939
Deductions	-	-
Reference Equity	142,251,973	139,477,276
Minimum Referential Equity Required	69,995,465	72,210,000
Surplus Capital in relation to the Minimum Referential Equity Required	72,256,508	67,267,276
Additional Common Equity Tier I Required (ACPRequired)	11,350,616	4,570,253
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,469,835	2,264,123

The table below shows the Basel and Fixed Asset Ratios:

	12/31/2017	12/31/2016
Basel Ratio	18.8%	19.1%
Tier I	16.2%	15.9%
Common Equity Tier I	16.2%	15.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.6%	3.2%
Fixed Asset Ratio	23.9%	25.4%
Surplus Capital in Relation to Fixed Assets	37,101,323	34,297,512

f)	Capital for insurance activity

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 360, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.11

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.12

•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

From January 1st, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the option provided for in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution No. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment.

k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING PRUDENTIAL, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution No. 4,534, of November 24, 2016. It is composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.13

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution No. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

o)	Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.14

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the Consolidated Statement of Income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING PRUDENTIAL over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING PRUDENTIAL is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Asset Valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I-	Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.15

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period:
•	For those with functional currency equal to Real:
a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II	- Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING PRUDENTIAL for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.16

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

	12/31/2017	12/31/2016
Cash and cash equivalents	18,668,746	18,394,765
Interbank deposits	15,325,985	13,358,010
Securities purchased under agreements to resell – Funded position	34,475,340	61,761,684
Total	68,470,071	93,514,459

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.17

Note 6 - Interbank investments

	12/31/2017						12/31/2016
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	35,790,061	200,122,977	-	195,861	236,108,899	89.0	257,235,437	91.9
Funded position (1)	4,618,479	34,843,040	-	195,861	39,657,380	14.9	79,165,469	28.3
Financed position	29,050,600	129,853,208	-	-	158,903,808	59.9	140,302,847	50.1
With free movement	28,024,796	29,150,330	-	-	57,175,126	21.6	24,710,346	8.8
Without free movement	1,025,804	100,702,878	-	-	101,728,682	38.3	115,592,501	41.3
Short position	2,120,982	35,426,729	-	-	37,547,711	14.2	37,767,121	13.5
Interbank deposits (2)	21,643,843	3,509,303	2,882,441	1,012,886	29,048,473	11.0	22,690,342	8.1
Total	57,433,904	203,632,280	2,882,441	1,208,747	265,157,372		279,925,779
% per maturity term	21.7	76.7	1.1	0.5
Total at 12/31/2016	207,304,049	67,855,254	3,540,626	1,225,850	279,925,779
% per maturity term	74.1	24.2	1.3	0.4

(1)	Includes R$ 3,663,907 (R$ 4,328,865 at 12/31/2016) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);

(2)	Includes R$ 6,689,341 related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.18

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2017											12/31/2016
		Adjustment to market value
		reflected in:
			Stockholders’
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	150,084,903	516,522	999,990	151,601,415	58.3	13,578,052	2,945,160	3,430,271	15,211,905	14,045,543	102,390,484	117,723,037
Financial treasury bills	40,872,110	6,696	(113)	40,878,693	15.8	-	2,922,722	-	1,163,524	948,935	35,843,512	30,284,352
National treasury bills	45,199,853	59,346	265,757	45,524,956	17.4	10,920,710	-	2,207,817	6,304,532	7,739,851	18,352,046	18,159,198
National treasury notes	37,445,197	312,430	402,165	38,159,792	14.7	2,644,870	16,910	19,273	7,726,723	2,424,801	25,327,215	36,426,251
National treasury/securitization	197,416	(220)	22,457	219,653	0.1	-	89	13	161	227	219,163	229,284
Brazilian external debt bonds	26,370,327	138,270	309,724	26,818,321	10.3	12,472	5,439	1,203,168	16,965	2,931,729	22,648,548	32,623,952
Government securities - abroad	28,729,916	32,349	(117,440)	28,644,825	11.0	2,901,386	1,599,993	2,611,354	6,777,268	4,108,237	10,646,587	18,514,333
Argentina	1,445,600	20,188	-	1,465,788	0.6	1,119,420	106,750	41,574	137,607	4,639	55,798	653,038
Chile	9,646,460	6	(3,936)	9,642,530	3.7	87,902	425,835	-	1,152,002	90,222	7,886,569	5,851,866
Colombia	5,844,198	12,285	30,355	5,886,838	2.3	99,434	-	528,156	1,270,852	2,009,584	1,978,812	4,351,179
Korea	1,943,924	-	-	1,943,924	0.7	-	-	500,191	1,443,733	-	-	2,672,676
Denmark	1,950,784	-	-	1,950,784	0.8	955,547	-	502,719	492,518	-	-	818,891
Spain	2,937,143	-	1	2,937,144	1.1	245,489	162,418	-	1,534,944	994,293	-	922,918
United States	1,684,046	(5)	(17,960)	1,666,081	0.6	-	296,461	257,001	263,958	462,892	385,769	1,505,429
Netherlands	-	-	-	-	0.0	-	-	-	-	-	-	101,402
Mexico	564,375	(31)	(15,108)	549,236	0.2	-	163,396	380,564	-	-	5,276	5,257
Paraguay	1,917,533	(9)	(114,854)	1,802,670	0.7	206,763	284,412	176,101	417,612	532,069	185,713	1,199,665
Uruguay	793,928	(108)	4,070	797,890	0.3	186,831	160,721	225,048	64,042	14,509	146,739	424,269
Other	1,925	23	(8)	1,940	0.0	-	-	-	-	29	1,911	7,743
Corporate securities	57,407,905	(129,152)	(685,934)	56,592,819	22.0	6,592,460	3,131,746	2,319,293	2,943,403	6,523,580	35,082,337	59,380,098
Shares	3,036,071	(205,775)	286,582	3,116,878	1.2	3,116,878	-	-	-	-	-	2,399,416
Rural product note	2,858,205	-	(29,785)	2,828,420	1.1	15,621	47,948	182,130	393,014	236,227	1,953,480	1,424,946
Bank deposit certificates	689,027	16	(42)	689,001	0.3	266,877	136,020	203,363	66,887	13,536	2,318	2,479,581
Securitized real estate loans	14,650,806	(1,045)	18,673	14,668,434	5.7	-	4,910	50,013	121,009	517,942	13,974,560	16,582,079
Fund quotas	2,752,345	(553)	10	2,751,802	1.1	2,751,802	-	-	-	-	-	512,767
Credit rights	196,944	-	-	196,944	0.1	196,944	-	-	-	-	-	88
Fixed income	838,907	1,092	10	840,009	0.3	840,009	-	-	-	-	-	353,065
Variable income	1,716,494	(1,645)	-	1,714,849	0.7	1,714,849	-	-	-	-	-	159,614
Debentures	22,592,727	77,114	(990,628)	21,679,213	8.4	99,986	303,180	473,240	503,895	3,768,923	16,529,989	21,519,497
Eurobonds and others	5,984,602	1,347	25,055	6,011,004	2.3	141,164	454,759	889,164	1,033,459	1,296,095	2,196,363	8,380,361
Financial bills	648,434	(117)	222	648,539	0.2	-	31,818	13,941	463,035	139,745	-	2,815,918
Promissory notes	3,246,331	-	(2,398)	3,243,933	1.3	-	2,088,965	398,601	162,780	549,579	44,008	2,173,593
Other	949,357	(139)	6,377	955,595	0.4	200,132	64,146	108,841	199,324	1,533	381,619	1,091,940
Subtotal - securities	236,222,724	419,719	196,616	236,839,059	91.3	23,071,898	7,676,899	8,360,918	24,932,576	24,677,360	148,119,408	195,617,468
Trading securities	110,297,987	419,719	-	110,717,706	42.7	10,556,951	2,737,605	4,009,846	12,439,223	10,457,978	70,516,103	76,163,831
Available-for-sale securities	93,867,043	-	196,616	94,063,659	36.2	3,058,267	4,901,165	4,054,486	11,988,771	12,739,638	57,321,332	83,599,912
Held-to-maturity securities (*)	32,057,694	-	-	32,057,694	12.4	9,456,680	38,129	296,586	504,582	1,479,744	20,281,973	35,853,725
Derivative financial instruments	15,990,903	6,665,591	-	22,656,494	8.7	7,799,326	1,614,997	1,353,763	2,356,405	2,770,116	6,761,887	24,156,092
Total securities and derivative financial instruments (assets)	252,213,627	7,085,310	196,616	259,495,553	100.0	30,871,224	9,291,896	9,714,681	27,288,981	27,447,476	154,881,295	219,773,560

Derivative financial instruments (liabilities)	(20,523,308)	(5,929,308)	-	(26,452,616)	100.0	(7,286,502)	(1,114,011)	(1,374,000)	(3,327,590)	(4,889,109)	(8,461,404)	(24,711,326)

(*) Unrecorded adjustment to market value in the amount of R$ 596,043 (R$ (181,260) at 12/31/2016) according to Note 7e.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.19

b) Summary by portfolio

	12/31/2017
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Total
Government securities - domestic	80,129,568	44,008,854	14,373,903	9,004,303	4,084,787	-	151,601,415
Financial treasury bills	30,668,470	2,927,274	-	6,419,720	863,229	-	40,878,693
National treasury bills	24,971,278	20,553,678	-	-	-	-	45,524,956
National treasury notes	12,301,820	20,527,902	-	2,108,512	3,221,558	-	38,159,792
National treasury/securitization	219,653	-	-	-	-	-	219,653
Brazilian external debt bonds	11,968,347	-	14,373,903	476,071	-	-	26,818,321
Government securities - abroad	23,341,255	214,974	33,928	5,054,668	-	-	28,644,825
Argentina	1,279,578	165,683	-	20,527	-	-	1,465,788
Chile	9,620,171	12,337	-	10,022	-	-	9,642,530
Colombia	3,754,621	-	33,928	2,098,289	-	-	5,886,838
Korea	939,083	-	-	1,004,841	-	-	1,943,924
Denmark	1,254,119	-	-	696,665	-	-	1,950,784
Spain	1,991,934	-	-	945,210	-	-	2,937,144
United States	1,392,804	-	-	273,277	-	-	1,666,081
Mexico	549,236	-	-	-	-	-	549,236
Paraguay	1,761,099	36,954	-	4,617	-	-	1,802,670
Uruguay	796,670	-	-	1,220	-	-	797,890
Other	1,940	-	-	-	-	-	1,940
Corporate securities	45,895,225	6,386,636	506,380	3,804,578	-	-	56,592,819
Shares	3,116,800	-	-	78	-	-	3,116,878
Rural product note	2,828,420	-	-	-	-	-	2,828,420
Bank deposit certificates	688,981	-	-	20	-	-	689,001
Securitized real estate loans	14,668,434	-	-	-	-	-	14,668,434
Fund quotas	2,690,740	-	-	61,062	-	-	2,751,802
Credit rights	196,944	-	-	-	-	-	196,944
Fixed income	778,947	-	-	61,062	-	-	840,009
Variable income	1,714,849	-	-	-	-	-	1,714,849
Debentures	11,556,129	6,386,636	-	3,736,448	-	-	21,679,213
Eurobonds and other	5,497,654	-	506,380	6,970	-	-	6,011,004
Financial bills	648,539	-	-	-	-	-	648,539
Promissory notes	3,243,933	-	-	-	-	-	3,243,933
Other	955,595	-	-	-	-	-	955,595
Subtotal - securities	149,366,048	50,610,464	14,914,211	17,863,549	4,084,787	-	236,839,059
Trading securities	68,324,941	29,310,267	1,569,697	8,126,024	3,386,777	-	110,717,706
Available-for-sale securities	49,957,604	21,300,197	12,370,328	9,737,520	698,010	-	94,063,659
Held-to-maturity securities	31,083,503	-	974,186	5	-	-	32,057,694
Derivative financial instruments	-	-	-	-	-	22,656,494	22,656,494
Total securities and derivative financial instruments (assets)	149,366,048	50,610,464	14,914,211	17,863,549	4,084,787	22,656,494	259,495,553
Total securities and derivative financial instruments (assets) – 12/31/2016	127,159,962	31,042,163	20,283,694	12,677,201	4,454,448	24,156,092	219,773,560

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.20

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2017										12/31/2016
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	99,680,664	516,522	100,197,186	90.6	4,420,943	2,596,891	3,430,231	11,682,991	9,059,055	69,007,075	68,734,140
Financial treasury bills	40,317,106	6,696	40,323,802	36.5	-	2,574,453	-	1,163,524	948,935	35,636,890	29,227,822
National treasury bills	26,764,626	59,346	26,823,972	24.2	1,763,601	-	2,207,817	3,185,729	4,890,977	14,775,848	6,097,007
National treasury notes	27,779,900	312,430	28,092,330	25.4	2,644,870	16,910	19,233	7,316,612	2,174,378	15,920,327	26,891,643
National treasury/securitization	872	(220)	652	0.0	-	89	13	161	227	162	1,154
Brazilian external debt bonds	4,818,160	138,270	4,956,430	4.5	12,472	5,439	1,203,168	16,965	1,044,538	2,673,848	6,516,514
Government securities - abroad	3,869,230	32,349	3,901,579	3.5	1,204,125	139,780	446,845	703,438	1,063,169	344,222	3,612,949
Argentina	1,445,600	20,188	1,465,788	1.3	1,119,420	106,750	41,574	137,607	4,639	55,798	652,825
Chile	41,356	6	41,362	0.0	-	-	-	-	4,223	37,139	117,482
Colombia	2,080,408	12,285	2,092,693	1.9	-	-	353,509	544,242	954,755	240,187	2,669,494
United States	99,528	(5)	99,523	0.1	-	-	-	-	99,523	-	78,409
Mexico	5,307	(31)	5,276	0.0	-	-	-	-	-	5,276	5,257
Paraguay	2,600	(9)	2,591	0.0	-	-	-	-	-	2,591	87,910
Uruguay	192,717	(108)	192,609	0.2	84,705	33,030	51,762	21,589	-	1,523	750
Other	1,714	23	1,737	0.0	-	-	-	-	29	1,708	822
Corporate securities	6,748,093	(129,152)	6,618,941	5.9	4,931,883	934	132,770	52,794	335,754	1,164,806	3,816,742
Shares	2,643,354	(205,775)	2,437,579	2.2	2,437,579	-	-	-	-	-	1,947,656
Bank deposit certificates	1,331	16	1,347	0.0	-	16	1,331	-	-	-	76,482
Securitized real estate loans	66,218	(1,045)	65,173	0.1	-	-	-	-	-	65,173	-
Fund quotas	2,476,307	(553)	2,475,754	2.2	2,475,754	-	-	-	-	-	484,762
Credit rights	196,944	-	196,944	0.2	196,944	-	-	-	-	-	87
Fixed income	562,869	1,092	563,961	0.5	563,961	-	-	-	-	-	325,300
Variable income	1,716,494	(1,645)	1,714,849	1.5	1,714,849	-	-	-	-	-	159,375
Debentures	856,949	77,114	934,063	0.8	-	-	86,890	13,454	225,663	608,056	349,519
Eurobonds and other	626,955	1,347	628,302	0.6	18,550	661	30,608	28,611	104,277	445,595	662,376
Financial bills	29,180	(117)	29,063	0.0	-	257	13,941	10,584	4,281	-	-
Other	47,799	(139)	47,660	0.0	-	-	-	145	1,533	45,982	295,947
Total	110,297,987	419,719	110,717,706	100.0	10,556,951	2,737,605	4,009,846	12,439,223	10,457,978	70,516,103	76,163,831
% per maturity term					9.5	2.5	3.6	11.2	9.4	63.8
Total – 12/31/2016	75,696,231	467,600	76,163,831	100.0	3,821,964	1,900,265	4,387,604	3,866,577	6,214,756	55,972,665
% per maturity term					5.0	2.5	5.8	5.1	8.2	73.5

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.21

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2017										12/31/2016
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	32,174,260	999,990	33,174,250	35.2	-	348,269	40	3,528,914	4,024,686	25,272,341	28,638,906
Financial treasury bills	555,004	(113)	554,891	0.6	-	348,269	-	-	-	206,622	1,056,530
National treasury bills	9,278,118	265,757	9,543,875	10.1	-	-	-	3,118,803	2,848,874	3,576,198	3,754,465
National treasury notes	9,665,297	402,165	10,067,462	10.7	-	-	40	410,111	250,423	9,406,888	9,534,608
National treasury/securitization	196,544	22,457	219,001	0.2	-	-	-	-	-	219,001	228,130
Brazilian external debt bonds	12,479,297	309,724	12,789,021	13.6	-	-	-	-	925,389	11,863,632	14,065,173
Government securities - abroad	24,400,295	(117,440)	24,282,855	25.9	1,597,827	1,460,213	2,000,734	5,889,436	3,045,068	10,289,577	14,362,732
Argentina	-	-	-	0.0	-	-	-	-	-	-	213
Chile	9,605,104	(3,936)	9,601,168	10.2	87,902	425,835	-	1,152,002	85,999	7,849,430	5,734,384
Colombia	3,316,187	30,355	3,346,542	3.6	-	-	10,872	542,216	1,054,829	1,738,625	1,155,564
Korea	1,943,924	-	1,943,924	2.1	-	-	500,191	1,443,733	-	-	2,672,676
Denmark	1,950,784	-	1,950,784	2.1	955,547	-	502,719	492,518	-	-	818,891
Spain	2,937,143	1	2,937,144	3.1	245,489	162,418	-	1,534,944	994,293	-	922,918
United States	1,584,518	(17,960)	1,566,558	1.7	-	296,461	257,001	263,958	363,369	385,769	1,427,020
Netherlands	-	-	-	0.0	-	-	-	-	-	-	101,402
Mexico	559,068	(15,108)	543,960	0.6	-	163,396	380,564	-	-	-	-
Paraguay	1,914,933	(114,854)	1,800,079	1.9	206,763	284,412	176,101	417,612	532,069	183,122	1,111,755
Uruguay	588,448	4,070	592,518	0.6	102,126	127,691	173,286	42,453	14,509	132,453	411,011
Other	186	(8)	178	0.0	-	-	-	-	-	178	6,898
Corporate securities	37,292,488	(685,934)	36,606,554	38.9	1,460,440	3,092,683	2,053,712	2,570,421	5,669,884	21,759,414	40,598,274
Shares	392,717	286,582	679,299	0.7	679,299	-	-	-	-	-	451,760
Rural product note	2,858,205	(29,785)	2,828,420	3.0	15,621	47,948	182,130	393,014	236,227	1,953,480	1,424,946
Bank deposit certificate	687,691	(42)	687,649	0.7	266,872	136,004	202,032	66,887	13,536	2,318	2,403,095
Securitized real estate loans	1,742,777	18,673	1,761,450	1.9	-	-	-	-	-	1,761,450	2,094,890
Fund quotas	276,038	10	276,048	0.3	276,048	-	-	-	-	-	28,005
Fixed income	276,038	10	276,048	0.3	276,048	-	-	-	-	-	27,765
Variable income	-	-	-	0.0	-	-	-	-	-	-	239
Debentures	21,735,778	(990,628)	20,745,150	22.1	99,986	303,180	386,350	490,441	3,543,260	15,921,933	21,169,978
Eurobonds and other	5,348,669	25,055	5,373,724	5.7	122,614	454,098	858,556	1,004,848	1,191,818	1,741,790	7,699,914
Financial bills	619,254	222	619,476	0.7	-	31,561	-	452,451	135,464	-	2,815,918
Promissory notes	3,246,331	(2,398)	3,243,933	3.4	-	2,088,965	398,601	162,780	549,579	44,008	2,173,593
Other	385,028	6,377	391,405	0.4	-	30,927	26,043	-	-	334,435	336,175
Total	93,867,043	196,616	94,063,659	100.0	3,058,267	4,901,165	4,054,486	11,988,771	12,739,638	57,321,332	83,599,912
% per maturity term					3.3	5.2	4.3	12.7	13.5	61.0
Total – 12/31/2016	84,449,902	(849,990)	83,599,912	100.0	4,848,718	5,346,973	4,949,140	7,001,308	10,700,333	50,753,440
% per maturity term					5.8	6.4	5.9	8.4	12.8	60.7

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.22

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2017, not considered in results, is an impairment loss of R$ 399,407 (R$ 499,606 at 12/31/2016).

	12/31/2017									12/31/2016
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	18,229,979	56.9	9,157,109	-	-	-	961,802	8,111,068	18,540,285	20,349,991	20,254,803
National treasury bills	9,157,109	28.6	9,157,109	-	-	-	-	-	9,157,562	8,307,726	8,368,521
Brazilian external debt bonds	9,072,870	28.3	-	-	-	-	961,802	8,111,068	9,382,723	12,042,265	11,886,282
Government securities - abroad	460,391	1.4	99,434	-	163,775	184,394	-	12,788	459,242	538,652	538,524
Colombia	447,603	1.4	99,434	-	163,775	184,394	-	-	439,664	526,121	526,009
Uruguay	12,763	0.0	-	-	-	-	-	12,763	19,577	12,508	12,508
Other	25	0.0	-	-	-	-	-	25	1	23	7
Corporate securities	13,367,324	41.7	200,137	38,129	132,811	320,188	517,942	12,158,117	13,654,210	14,965,082	14,879,138
Bank deposit certificate	5	0.0	5	-	-	-	-	-	5	4	4
Securitized real estate loans	12,841,811	40.1	-	4,910	50,013	121,009	517,942	12,147,937	13,128,697	14,487,189	14,401,319
Eurobonds and other	8,978	0.0	-	-	-	-	-	8,978	8,978	18,071	17,998
Other	516,530	1.6	200,132	33,219	82,798	199,179	-	1,202	516,530	459,818	459,817
Total	32,057,694	100.0	9,456,680	38,129	296,586	504,582	1,479,744	20,281,973	32,653,737	35,853,725	35,672,465
% per maturity term			29.5	0.1	0.9	1.6	4.6	63.3
Total – 12/31/2016	35,853,725	100.0	1,369,798	65,224	463,433	471,118	8,615,792	24,868,360	35,672,465
% per maturity term			3.8	0.2	1.3	1.3	24.0	69.4

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.23

g)	Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 12/31/2017, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 13,385,336 (R$ 8,120,890 at 12/31/2016) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.24

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2017	12/31/2016	12/31/2017	12/31/2017	12/31/2017	12/31/2016
Futures contracts	607,500,661	665,516,610	8,631	149,083	157,714	127,321
Purchase commitments	322,997,408	200,241,114	(3,129)	136,147	133,018	(150,191)
Commodities	186,955	146,587	80	-	80	(76)
Indexes	109,396,465	46,784,830	(33,557)	(16,362)	(49,919)	(209,133)
Interbank market	166,832,716	109,648,661	30,108	(5)	30,103	598
Foreign currency	28,514,305	31,140,699	246	152,514	152,760	58,438
Securities	18,066,967	12,520,337	(6)	-	(6)	(18)
Commitments to sell	284,503,253	465,275,496	11,760	12,936	24,696	277,512
Commodities	167,727	283,761	62	-	62	116
Indexes	127,772,265	169,030,181	66,741	10,579	77,320	304,980
Interbank market	118,185,736	213,990,955	(55,801)	(55)	(55,856)	(10,346)
Foreign currency	26,645,554	70,719,481	547	360	907	(18,916)
Fixed rates	505,462	941,228	-	2,052	2,052	1,618
Securities	11,218,348	10,274,881	216	-	216	46
Other	8,161	35,009	(5)	-	(5)	14
Swap contracts			(4,770,070)	267,588	(4,502,482)	(2,682,041)
Asset position	585,570,412	471,217,226	3,626,838	5,558,926	9,185,764	10,538,412
Commodities	-	4,876	-	-	-	-
Indexes	228,406,427	196,504,724	(1,131,827)	2,594,448	1,462,621	1,249,598
Interbank market	48,748,551	47,207,693	666,845	(72,413)	594,432	1,902,270
Foreign currency	10,144,646	13,582,212	692,650	244,730	937,380	1,134,349
Floating rate	44,399,804	38,261,711	(47,887)	1,135,187	1,087,300	1,449,630
Fixed rates	253,853,606	175,608,268	3,446,995	1,656,107	5,103,102	4,801,875
Securities	3,907	11,692	(16)	840	824	67
Other	13,471	36,050	78	27	105	623
Liability position	590,340,482	475,665,372	(8,396,908)	(5,291,338)	(13,688,246)	(13,220,453)
Commodities	-	130,997	-	-	-	(665)
Indexes	197,593,422	147,559,241	(428,430)	(4,140,548)	(4,568,978)	(4,843,674)
Interbank market	38,398,031	36,553,953	(292,695)	14,852	(277,843)	(395,928)
Foreign currency	19,289,089	21,156,496	(596,149)	(11,508)	(607,657)	(897,289)
Floating rate	42,689,590	36,436,802	(36,162)	(1,208,414)	(1,244,576)	(1,343,520)
Fixed rates	292,333,203	233,779,126	(7,042,989)	54,222	(6,988,767)	(5,730,430)
Securities	-	20,439	-	-	-	(8,947)
Other	37,147	28,318	(483)	58	(425)	-
Option contracts	1,847,573,186	583,508,084	448,010	98,661	546,671	233,930
Purchase commitments - long position	245,495,975	163,049,195	1,253,362	394,663	1,648,025	858,304
Commodities	366,995	403,770	11,124	18,174	29,298	17,478
Indexes	178,840,030	99,977,560	294,996	(25,963)	269,033	102,657
Interbank market	26,483,535	1,247,053	37,293	11,403	48,696	21,266
Foreign currency	31,818,481	45,106,313	647,366	(200,509)	446,857	369,495
Fixed rates	19,762	10,853	-	44	44	33
Securities	7,883,243	16,235,000	253,595	571,901	825,496	330,917
Other	83,929	68,646	8,988	19,613	28,601	16,458
Commitments to sell - long position	736,619,261	142,235,215	1,455,833	233,539	1,689,372	3,928,887
Commodities	269,075	162,059	4,154	(563)	3,591	9,512
Indexes	691,934,493	92,088,848	495,191	241,268	736,459	97,628
Interbank market	11,622,576	7,532,801	20,543	95,887	116,430	4,347
Foreign currency	23,895,915	33,078,333	677,944	(149,423)	528,521	3,449,330
Fixed rates	129,376	145,388	6,071	(4,597)	1,474	3,388
Securities	8,753,337	9,210,578	251,621	51,223	302,844	364,344
Other	14,489	17,208	309	(256)	53	338
Purchase commitments - short position	88,688,150	129,390,585	(1,007,058)	(227,013)	(1,234,071)	(954,200)
Commodities	278,051	238,865	(6,414)	(13,683)	(20,097)	(11,131)
Indexes	30,554,463	83,282,920	(167,956)	21,647	(146,309)	(132,156)
Interbank market	23,573,956	94,534	(31,351)	31,226	(125)	(84)
Foreign currency	27,773,537	39,899,641	(719,248)	247,077	(472,171)	(570,227)
Fixed rates	77,441	94,221	-	(163)	(163)	(238)
Securities	6,346,773	5,598,811	(73,101)	(493,504)	(566,605)	(222,684)
Other	83,929	181,593	(8,988)	(19,613)	(28,601)	(17,680)
Commitments to sell - short position	776,769,800	148,833,089	(1,254,127)	(302,528)	(1,556,655)	(3,599,061)
Commodities	222,029	268,426	(8,125)	3,765	(4,360)	(20,030)
Indexes	737,941,726	104,268,293	(505,450)	(248,794)	(754,244)	(85,866)
Interbank market	8,721,647	3,437,552	(18,397)	(85,672)	(104,069)	(7,702)
Foreign currency	23,832,732	34,132,406	(548,914)	103,907	(445,007)	(3,141,940)
Fixed rates	40,768	28,452	(1,022)	585	(437)	(649)
Securities	5,997,732	6,680,752	(171,910)	(76,575)	(248,485)	(342,536)
Other	13,166	17,208	(309)	256	(53)	(338)
Forward contracts	9,929,081	13,188,656	729,393	117	729,510	1,177,674
Purchases receivable	1,628,929	946,070	1,644,259	49	1,644,308	951,996
Floating rate	499,214	546,396	499,010	322	499,332	546,510
Fixed rates	1,129,691	395,052	1,145,225	(274)	1,144,951	400,863
Securities	24	4,622	24	1	25	4,623
Purchases payable	-	-	(1,644,259)	-	(1,644,259)	(951,669)
Floating rate	-	-	(499,010)	-	(499,010)	(545,956)
Fixed rates	-	-	(1,145,225)	-	(1,145,225)	(401,092)
Securities	-	-	(24)	-	(24)	(4,621)
Sales receivable	737,424	8,138,165	5,049,345	964	5,050,309	3,735,407
Indexes	30,770	85	30,633	17	30,650	82
Interbank market	53	4,394,743	54	(1)	53	7,593
Floating rate	-	300,362	1,872,932	-	1,872,932	300,055
Fixed rates	403	2,250,232	2,447,365	1	2,447,366	2,256,573
Securities	706,198	1,192,743	698,361	947	699,308	1,171,104
Sales deliverable	7,562,728	4,104,421	(4,319,952)	(896)	(4,320,848)	(2,558,060)
Interbank market	3,260,813	4,104,421	-	(259)	(259)	(1,608)
Floating rate	1,873,851	-	(1,872,932)	(964)	(1,873,896)	(300,245)
Fixed rates	2,428,014	-	(2,446,970)	326	(2,446,644)	(2,256,207)
Securities	50	-	(50)	1	(49)	-

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.25

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2017	12/31/2016	12/31/2017	12/31/2017	12/31/2017	12/31/2016
Credit derivatives	10,110,254	12,099,966	(30,386)	109,926	79,540	33,394
Asset position	5,831,392	5,307,193	37,416	100,237	137,653	179,658
Indexes	6,616	-	801	(8)	793	-
Foreign currency	3,587,691	3,876,374	14,948	28,358	43,306	131,542
Fixed rate	89,316	114,069	140	1,884	2,024	1,327
Securities	1,743,841	1,161,288	19,892	59,096	78,988	42,211
Other	403,928	155,462	1,635	10,907	12,542	4,578
Liability position	4,278,862	6,792,773	(67,802)	9,689	(58,113)	(146,264)
Indexes	760,840	-	(7,148)	(1,415)	(8,563)	-
Foreign currency	2,581,894	5,486,694	(39,555)	8,815	(30,740)	(119,341)
Fixed rate	-	32,591	-	-	-	(107)
Securities	765,320	973,745	(20,454)	4,362	(16,092)	(21,245)
Other	170,808	299,743	(645)	(2,073)	(2,718)	(5,571)
Forwards operations	252,627,585	250,775,431	(947,904)	152,816	(795,088)	634,371
Asset position	119,312,353	134,049,497	2,781,079	168,592	2,949,671	3,458,155
Commodities	80,956	206,097	5,663	545	6,208	18,563
Indexes	922	148,006	23	-	23	9,129
Foreign currency	119,230,338	133,693,023	2,775,389	168,047	2,943,436	3,430,346
Securities	137	2,371	4	-	4	117
Liability position	133,315,232	116,725,934	(3,728,983)	(15,776)	(3,744,759)	(2,823,784)
Commodities	174,534	244,376	(13,634)	(121)	(13,755)	(24,700)
Indexes	248,926	26,594	(6,307)	-	(6,307)	(195)
Foreign currency	132,879,817	116,437,293	(3,708,390)	(15,655)	(3,724,045)	(2,798,566)
Securities	11,955	17,671	(652)	-	(652)	(323)
Target flow of swap	954,781	1,493,459	(72,182)	18,435	(53,747)	(264,606)
Asset position - Foreign currency	513,781	923,459	448	67,683	68,131	88,246
Liability position - Interbank market	441,000	570,000	(72,630)	(49,248)	(121,878)	(352,852)
Other derivative financial instruments	4,675,373	4,933,728	102,103	(60,343)	41,760	184,723
Asset position	2,693,915	3,079,734	133,692	(8,145)	125,547	289,706
Foreign currency	126,260	147,536	408	2,405	2,813	5,442
Fixed rate	1,792,066	1,174,500	99,143	(17,973)	81,170	42,860
Securities	617,186	1,450,688	34,172	4,858	39,030	235,606
Other	158,403	307,010	(31)	2,565	2,534	5,798
Liability position	1,981,458	1,853,994	(31,589)	(52,198)	(83,787)	(104,983)
Commodities	-	1,630	-	-	-	(18)
Foreign currency	34,734	83,924	(7,230)	5,517	(1,713)	(31,719)
Fixed rate	82,700	81,478	(1,411)	(1,615)	(3,026)	(1,115)
Securities	1,506,408	1,523,125	(22,599)	(46,785)	(69,384)	(67,778)
Other	357,616	163,837	(349)	(9,315)	(9,664)	(4,353)
		Assets	15,990,903	6,665,591	22,656,494	24,156,092
		Liabilities	(20,523,308)	(5,929,308)	(26,452,616)	(24,711,326)
		Total	(4,532,405)	736,283	(3,796,122)	(555,234)

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2017	12/31/2016
Futures	187,290,832	152,660,465	87,819,268	179,730,096	607,500,661	665,516,610
Swaps	29,733,759	96,849,196	86,921,535	368,439,084	581,943,574	464,618,873
Options	418,440,997	290,491,480	457,164,437	681,476,272	1,847,573,186	583,508,084
Forwards (onshore)	6,996,008	1,911,194	1,021,448	431	9,929,081	13,188,656
Credit derivatives	-	510,408	1,230,153	8,369,693	10,110,254	12,099,966
Forwards (offshore)	63,445,881	136,650,433	39,108,715	13,422,556	252,627,585	250,775,431
Target flow of swap	-	292,781	-	662,000	954,781	1,493,459
Other derivative financial instruments	11,808	494,614	868,650	3,300,301	4,675,373	4,933,728

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.26

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2017										12/31/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures	8,631	149,083	157,714	0.7	153,318	11,297	(2,404)	(3,035)	38,082	(39,544)	127,321
B3	8,631	149,635	158,266	0.7	153,318	11,463	(2,262)	(2,791)	38,082	(39,544)	128,344
Companies	-	(543)	(543)	0.0	-	(157)	(142)	(244)	-	-	(173)
Financial institutions	-	(9)	(9)	0.0	-	(9)	-	-	-	-	(850)
Swaps - adjustment receivable	3,626,838	5,558,926	9,185,764	40.6	188,829	186,631	324,312	743,377	1,660,319	6,082,296	10,538,412
B3	708,632	451,317	1,159,949	5.1	63,122	25,549	39,160	108,965	94,591	828,562	1,416,239
Companies	1,041,246	1,789,878	2,831,124	12.5	65,670	39,906	92,327	244,994	399,746	1,988,481	4,582,811
Financial institutions	1,677,734	2,968,425	4,646,159	20.5	59,054	120,772	191,865	236,722	1,009,943	3,027,803	4,255,876
Individuals	199,226	349,306	548,532	2.5	983	404	960	152,696	156,039	237,450	283,486
Option premiums	2,709,195	628,202	3,337,397	14.7	428,715	439,957	352,161	954,306	864,793	297,465	4,787,191
B3	1,464,182	251,653	1,715,835	7.6	374,312	274,318	95,705	515,398	395,660	60,442	1,678,892
Companies	431,365	141,426	572,791	2.5	25,511	44,912	62,914	116,587	210,365	112,502	501,621
Financial institutions	810,288	235,598	1,045,886	4.6	28,880	120,700	192,378	320,639	258,768	124,521	2,603,251
Individuals	3,360	(475)	2,885	0.0	12	27	1,164	1,682	-	-	3,427
Forwards (onshore)	6,693,604	1,013	6,694,617	29.5	6,349,476	259,732	45,705	39,334	175	195	4,687,403
B3	729,393	965	730,358	3.2	385,217	259,732	45,705	39,334	175	195	1,183,403
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	769,730
Companies	5,964,211	48	5,964,259	26.3	5,964,259	-	-	-	-	-	2,734,270
Credit derivatives - Financial institutions	37,416	100,237	137,653	0.6	-	395	1,526	7,970	20,989	106,773	179,658
Forwards (offshore)	2,781,079	168,592	2,949,671	13.0	677,482	716,784	623,107	610,356	165,925	156,017	3,458,155
B3	644,526	-	644,526	2.8	195,430	166,311	194,021	88,764	-	-	304,398
Companies	736,478	82,003	818,481	3.6	183,605	237,526	164,520	120,493	67,868	44,469	1,243,812
Financial institutions	1,398,143	86,320	1,484,463	6.6	298,346	312,726	263,586	400,282	97,975	111,548	1,907,060
Individuals	1,932	269	2,201	0.0	101	221	980	817	82	-	2,885
Target flow of swap - Companies	448	67,683	68,131	0.3	-	-	6,100	-	-	62,031	88,246
Other derivative financial instruments	133,692	(8,145)	125,547	0.6	1,506	201	3,256	4,097	19,833	96,654	289,706
Companies	34,548	9,827	44,375	0.2	1,506	201	3,181	3,237	18,115	18,135	246,846
Financial institutions	99,144	(17,974)	81,170	0.4	-	-	75	858	1,718	78,519	42,860
Individuals	-	2	2	0.0	-	-	-	2	-	-	-
Total	15,990,903	6,665,591	22,656,494	100.0	7,799,326	1,614,997	1,353,763	2,356,405	2,770,116	6,761,887	24,156,092
% per maturity term					34.4	7.1	6.0	10.4	12.2	29.9
Total – 12/31/2016	19,248,379	4,907,713	24,156,092	100.0	5,764,447	3,297,798	2,098,040	2,842,365	3,166,225	6,987,217
% per maturity term					23.8	13.7	8.7	11.8	13.1	28.9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.27

	12/31/2017										12/31/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(8,396,908)	(5,291,338)	(13,688,246)	51.7	(64,817)	(202,114)	(447,073)	(1,711,000)	(3,746,900)	(7,516,342)	(13,220,453)
B3	(730,547)	(785,413)	(1,515,960)	5.7	(3,451)	(16,955)	(29,393)	(128,374)	(211,011)	(1,126,776)	(1,614,280)
Companies	(1,353,089)	(894,597)	(2,247,686)	8.5	(23,885)	(77,339)	(220,635)	(346,755)	(496,801)	(1,082,271)	(2,530,200)
Financial institutions	(2,098,098)	(3,485,557)	(5,583,655)	21.1	(29,651)	(97,105)	(182,868)	(203,347)	(1,269,773)	(3,800,911)	(4,106,040)
Individuals	(4,215,174)	(125,771)	(4,340,945)	16.4	(7,830)	(10,715)	(14,177)	(1,032,524)	(1,769,315)	(1,506,384)	(4,969,933)
Option premiums	(2,261,185)	(529,541)	(2,790,726)	10.6	(329,974)	(174,223)	(303,913)	(820,496)	(889,123)	(272,997)	(4,553,261)
B3	(1,091,033)	(195,128)	(1,286,161)	4.9	(278,898)	(48,567)	(102,394)	(412,167)	(428,691)	(15,444)	(1,441,165)
Companies	(309,209)	(360,170)	(669,379)	2.6	(22,619)	(44,328)	(98,939)	(139,893)	(246,979)	(116,621)	(628,635)
Financial institutions	(855,797)	27,032	(828,765)	3.1	(28,440)	(81,010)	(100,960)	(267,469)	(210,155)	(140,731)	(2,463,000)
Individuals	(5,146)	(1,275)	(6,421)	0.0	(17)	(318)	(1,620)	(967)	(3,298)	(201)	(20,461)
Forwards (onshore)	(5,964,211)	(896)	(5,965,107)	22.6	(5,964,874)	-	(144)	(89)	-	-	(3,509,729)
B3	-	(259)	(259)	0.0	(26)	-	(144)	(89)	-	-	(6,229)
Companies	(5,964,211)	(637)	(5,964,848)	22.6	(5,964,848)	-	-	-	-	-	(2,733,839)
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	(769,661)
Credit derivatives - Financial institutions	(67,802)	9,689	(58,113)	0.2	-	(205)	(900)	(2,571)	(6,754)	(47,683)	(146,264)
Forwards (offshore)	(3,728,983)	(15,776)	(3,744,759)	14.1	(926,782)	(735,313)	(546,427)	(785,574)	(224,864)	(525,799)	(2,823,784)
B3	(638,196)	(1)	(638,197)	2.4	(289,082)	(133,648)	(155,442)	(60,025)	-	-	(259,677)
Companies	(736,775)	(12,600)	(749,375)	2.8	(144,749)	(266,051)	(127,846)	(131,003)	(49,598)	(30,128)	(647,626)
Financial institutions	(2,353,251)	(3,024)	(2,356,275)	8.9	(492,905)	(335,514)	(262,544)	(594,380)	(175,266)	(495,666)	(1,913,895)
Individuals	(761)	(151)	(912)	0.0	(46)	(100)	(595)	(166)	-	(5)	(2,586)
Target flow of swap - Companies	(72,630)	(49,248)	(121,878)	0.5	-	-	(73,052)	-	-	(48,826)	(352,852)
Other derivative financial instruments	(31,589)	(52,198)	(83,787)	0.3	(55)	(2,156)	(2,491)	(7,860)	(21,468)	(49,757)	(104,983)
Companies	(31,589)	(52,198)	(83,787)	0.3	(55)	(2,156)	(2,491)	(7,860)	(21,468)	(49,757)	(104,983)
Total	(20,523,308)	(5,929,308)	(26,452,616)	100.0	(7,286,502)	(1,114,011)	(1,374,000)	(3,327,590)	(4,889,109)	(8,461,404)	(24,711,326)
% per maturity term					27.5	4.2	5.2	12.6	18.5	32.0
Total – 12/31/2016	(22,145,884)	(2,565,442)	(24,711,326)	100.0	(5,271,967)	(1,769,516)	(1,784,323)	(1,960,916)	(3,726,985)	(10,197,619)
% per maturity term					21.3	7.2	7.2	7.9	15.1	41.3

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.28

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2017
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
B3	475,550,877	31,176,874	1,746,490,597	3,998,238	-	76,837,568	-	-
Overt-the-counter market	131,949,784	550,766,700	101,082,589	5,930,843	10,110,254	175,790,017	954,781	4,675,373
Financial institutions	131,525,855	333,481,699	69,460,402	-	10,110,254	118,742,849	-	1,792,066
Companies	423,929	152,893,351	31,321,748	5,930,843	-	56,904,895	954,781	2,883,307
Individuals	-	64,391,650	300,439	-	-	142,273	-	-
Total	607,500,661	581,943,574	1,847,573,186	9,929,081	10,110,254	252,627,585	954,781	4,675,373
Total – 12/31/2016	665,516,610	464,618,873	583,508,084	13,188,656	12,099,966	250,775,431	1,493,459	4,933,728

IV -	Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	12/31/2017			12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(6,416,313)	3,693,941	(2,722,372)	(8,094,075)	4,005,891	(4,088,184)
Total	(6,416,313)	3,693,941	(2,722,372)	(8,094,075)	4,005,891	(4,088,184)

The effect on the referential equity (Note 3) was R$ 46,396 (R$ 277,987 at 12/31/2016).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.29

V -	Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions, Asset-backed Repurchase and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / SELIC/ UF* / TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over, LIBOR, SELIC, UF*, TPM* and foreign exchange rate.

* UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	12/31/2017			12/31/2016
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	69,253,139	(3,595,979)	70,663,298	93,804,279	(2,479,977)	95,302,890
Hedge of syndicated loan	-	-	-	6,844,110	(45,592)	6,844,110
Hedge of Highly Probable Expected Transaction	232,167	(4,718)	218,879	-	-	-
Hedge of assets transactions	23,919,178	429,349	23,489,527	24,167,833	311,932	26,495,381
Hedge of Asset-backed Securities under Repurchase Agreements	31,855,096	672,321	31,099,006	2,546,108	24,062	2,523,771
Hedge of UF - denominated assets	15,227,170	(28,191)	15,227,170	13,146,704	(20,310)	13,146,704
Hedge of funding	6,444,407	(16,344)	6,444,407	4,272,794	(21,687)	4,272,794
Hedge of loan operations	1,123,646	13,693	1,123,646	1,120,580	14,787	1,120,580
Total		(2,529,869)			(2,216,785)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (1,907,845) (R$ 184,943 at 12/31/2016).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR/ SELIC / TPM and UF), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets.

	12/31/2017				12/31/2016
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	5,976,642	51,950	5,976,642	(49,695)	2,691,782	(91,314)	2,691,782	91,042
Hedge of available-for-sale securities	482,415	34,418	482,415	(32,734)	472,410	(14,450)	472,410	19,121
Hedge of syndicated loan	794,221	435	794,221	(336)	-	-	-	-
Hedge of funding	12,156,582	(113,877)	12,156,582	107,591	8,659,014	9,075	8,659,014	(19,686)
Total		(27,074)		24,826		(96,689)		90,477

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in Euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2018 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.30

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	12/31/2017			12/31/2016
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	22,700,549	(1,375,790)	13,074,449	-	-	-
Total		(1,375,790)			-

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	12/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	35,973,635	12,229,910	6,985,466	12,403,273	-	1,660,855	-	69,253,139
Hedge of Highly Probable Expected Transaction	162,309	69,858	-	-	-	-	-	232,167
Hedge of assets transactions	16,725,587	5,940,862	-	1,252,729	-	-	-	23,919,178
Hedge of assets denominated in UF	12,352,296	2,822,005	-	52,869	-	-	-	15,227,170
Hedge of funding (Cash flow)	1,645,816	748,636	1,026,886	884,262	525,283	1,613,524	-	6,444,407
Hedge of loan operations (Cash flow)	-	-	26,910	156,078	75,348	865,310	-	1,123,646
Hedge of loan operations (Market risk)	268,321	143,027	628,188	1,501,716	1,334,664	642,213	1,458,513	5,976,642
Hedge of syndicated loan (Market risck)	794,221	-	-	-	-	-	-	794,221
Hedge of funding (Market risk)	2,399,309	3,669,286	799,462	217,004	347,472	2,099,107	2,624,942	12,156,582
Hedge of available-for-sale securities	-	-	222,909	-	-	259,506	-	482,415
Asset-backed securities under repurchase agreements	250,600	25,208,848	3,956,763	1,349,092	-	1,089,793	-	31,855,096
Hedge of net investment in foreign operations (*)	22,700,549	-	-	-	-	-	-	22,700,549
Total	93,272,643	50,832,432	13,646,584	17,817,023	2,282,767	8,230,308	4,083,455	190,165,212

(*) Classified as current, since instruments are frequently renewed.

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	34,975,681	32,329,613	11,701,155	6,961,916	7,400,399	435,515	-	93,804,279
Hedge of syndicated loan	6,844,110	-	-	-	-	-	-	6,844,110
Hedge of assets transactions	4,627,346	13,718,433	4,889,852	-	932,202	-	-	24,167,833
Hedge of assets denominated in UF	8,939,633	2,597,842	1,558,290	-	50,939	-	-	13,146,704
Hedge of funding (Cash flow)	121,400	1,484,965	72,840	536,102	773,561	1,283,926	-	4,272,794
Hedge of loan operations (Cash flow)	123,421	-	-	24,280	140,824	832,055	-	1,120,580
Hedge of loan operations (Market risk)	189,091	421,513	62,845	28,655	92,827	335,341	1,561,510	2,691,782
Hedge of funding (Market risk)	1,265,828	2,459,701	3,434,397	700,826	71,700	487,587	238,975	8,659,014
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase agreements	-	-	1,465,380	917,839	162,889	-	-	2,546,108
Total	57,086,510	53,012,067	23,184,759	9,387,904	9,625,341	3,628,548	1,800,485	157,725,614

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.31

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Opening balance	(256,904)	(5,710,497)
Adjustments with impact on:
Results	(1,653,869)	1,755,356
Trading securities	(47,881)	1,577,141
Derivative financial instruments	(1,605,988)	178,215
Stockholders’ equity	(642,268)	3,698,237
Available-for-sale	1,046,606	3,232,778
Accounting hedge – derivative financial instruments - Futures	(1,688,874)	465,459

Closing balance	(2,553,041)	(256,904)
Adjustment to market value	(2,553,041)	(256,904)
Trading securities	419,719	467,600
Available-for-sale securities	196,616	(849,990)
Derivative financial instruments	(3,169,376)	125,486
Trading securities (**)	736,283	2,342,271
Accounting hedge	(3,905,659)	(2,216,785)
Futures	(3,905,659)	(2,216,785)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

(**) Changes were made in balances at December 31, 2016 for comparison purposes

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Gain (loss) – trading securities	1,936,634	1,133,031
Gain (loss) – available-for-sale securities	389,584	(218,185)
Gain (loss) – derivatives	8,511,349	11,182,452
Gain (loss) – foreign exchange variation on investments abroad	741,110	(8,246,841)
Total	11,578,677	3,850,457

(*) The results of all financial instruments linked to the hedge of exchange variation of Investments are not included.

During the period ended 12/31/2017, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized impairment expenses of R$ 1,063,411, with on Available-for-sale securities in the amount R$ 787,833 and Held-to-Maturity Financial Assets in the amount of R$ 275,578. Total loss, net of reversals, amounted to R$ 982,287 (R$ 1,522,012 of loss at 12/31/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.32

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2017 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(677)	(181,412)	(293,515)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(464)	(38,269)	(79,140)
Foreign Exchange Rates	Prices of Foreign Currencies	1,720	126,269	392,106
Price Index Linked	Interest of Inflation coupon	(586)	(44,720)	(82,604)
TR	TR Linked Interest Rates	-	(1)	(1)
Equities	Prices of Equities	168	(1,885)	(30,632)
Other	Exposures that do not fall under the definitions above	8	1,238	2,671
TOTAL		169	(138,780)	(91,115)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2017 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(8,313)	(1,653,629)	(3,179,360)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,759)	(264,749)	(505,366)
Foreign Exchange Rates	Prices of Foreign Currencies	1,832	123,518	387,645
Price Index Linked	Interest of Inflation coupon	(3,198)	(251,703)	(474,026)
TR	TR Linked Interest Rates	479	(121,136)	(307,836)
Equities	Prices of Equities	4,569	(110,354)	(244,940)
Other	Exposures that do not fall under the definitions above	(4)	7,521	16,726
TOTAL		(6,394)	(2,270,532)	(4,307,157)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.33

Note 8 - Loan, lease and other credit operations

a)	Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2017										12/31/2016
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	208,081,846	105,449,462	38,889,849	16,935,595	9,713,532	6,256,809	6,230,543	5,462,177	10,622,921	407,642,734	410,910,815
Loans and discounted trade receivables	81,212,837	87,837,549	29,682,843	13,815,256	7,775,680	4,748,529	4,703,723	3,626,485	9,583,599	242,986,501	240,114,387
Financing	55,466,540	11,278,205	6,868,531	1,994,479	1,357,100	965,825	742,851	1,527,670	654,244	80,855,445	88,914,657
Farming and agribusiness financing	6,970,690	1,016,584	477,298	53,551	74,587	92,559	204	1,975	22,768	8,710,216	10,642,618
Real estate financing	64,431,779	5,317,124	1,861,177	1,072,309	506,165	449,896	783,765	306,047	362,310	75,090,572	71,239,153
Lease operations	1,930,770	3,657,296	1,166,949	306,658	217,809	39,014	178,769	38,849	189,755	7,725,869	8,674,870
Credit card operations	-	62,479,500	2,444,813	2,284,728	828,103	517,185	644,341	490,258	3,162,277	72,851,205	64,459,708
Advance on exchange contracts (1)	2,056,651	1,472,854	347,126	97,081	38,486	60,010	108,967	638	-	4,181,813	4,929,847
Other sundry receivables (2)	24,651	586,902	-	24,115	620	143,007	2,176	125,722	288,781	1,195,974	2,244,495
Total operations with credit granting characteristics	212,093,918	173,646,014	42,848,737	19,648,177	10,798,550	7,016,025	7,164,796	6,117,644	14,263,734	493,597,595	491,219,735
Financial Guarantees Provided(3)	-	-	-	-	-	-	-	-	-	70,661,924	70,943,938
Total with Financial Guarantees Provided	212,093,918	173,646,014	42,848,737	19,648,177	10,798,550	7,016,025	7,164,796	6,117,644	14,263,734	564,259,519	562,163,673
Total – 12/31/2016	227,484,745	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,219,735

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.34

II – By maturity and risk level

	12/31/2017										12/31/2016
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,868,783	1,778,335	1,371,187	1,435,039	1,293,465	1,099,064	4,072,202	12,918,075	13,715,852
01 to 30	-	-	71,802	67,354	49,697	38,986	37,033	37,782	163,836	466,490	561,250
31 to 60	-	-	60,353	58,081	44,909	34,945	37,073	34,443	152,257	422,061	493,751
61 to 90	-	-	56,110	53,188	41,347	37,263	34,375	31,478	163,524	417,285	462,406
91 to 180	-	-	159,000	151,724	119,446	118,899	97,515	94,963	381,726	1,123,273	1,264,462
181 to 365	-	-	219,916	260,887	225,856	340,268	233,122	179,550	679,191	2,138,790	2,265,589
Over 365	-	-	1,301,602	1,187,101	889,932	864,678	854,347	720,848	2,531,668	8,350,176	8,668,394

Overdue installments	-	-	1,065,372	1,024,071	1,035,273	825,789	2,163,730	1,368,873	6,187,246	13,670,354	13,651,132
01 to 14	-	-	25,225	44,302	24,112	27,452	86,698	14,974	66,894	289,657	233,911
15 to 30	-	-	817,627	118,051	102,724	51,982	51,312	39,199	125,616	1,306,511	1,414,082
31 to 60	-	-	222,520	718,913	172,664	105,069	671,255	198,431	253,297	2,342,149	1,992,697
61 to 90	-	-	-	118,462	624,669	125,505	654,852	256,474	317,217	2,097,179	1,611,963
91 to 180	-	-	-	24,343	111,104	484,331	647,179	793,720	1,212,179	3,272,856	3,484,064
181 to 365	-	-	-	-	-	31,450	52,434	66,075	4,031,878	4,181,837	4,758,790
Over 365	-	-	-	-	-	-	-	-	180,165	180,165	155,625
Subtotal	-	-	2,934,155	2,802,406	2,406,460	2,260,828	3,457,195	2,467,937	10,259,448	26,588,429	27,366,984
Specific allowance	-	-	(29,342)	(84,072)	(240,646)	(678,248)	(1,728,598)	(1,727,556)	(10,259,448)	(14,747,910)	(15,948,756)
Subtotal - 12/31/2016	-	-	2,869,490	2,863,282	2,766,775	1,935,812	2,332,538	2,628,713	11,970,374	27,366,984
	Non-overdue operations
Falling due installments	211,147,019	171,725,177	39,513,528	16,599,620	8,249,847	4,619,438	3,648,863	3,598,506	3,955,418	463,057,416	460,661,311
01 to 30	17,287,728	38,737,272	5,521,450	3,287,602	978,419	372,740	383,136	211,050	444,225	67,223,622	66,782,558
31 to 60	14,630,369	17,080,052	3,228,051	1,100,925	442,845	256,146	209,523	46,542	249,865	37,244,318	39,622,739
61 to 90	7,760,888	10,259,862	2,150,420	772,770	212,111	101,343	97,695	57,912	212,597	21,625,598	22,386,713
91 to 180	22,153,254	20,790,785	5,078,185	1,694,254	589,959	332,833	365,509	242,686	435,059	51,682,524	49,421,033
181 to 365	28,252,080	21,883,123	5,916,493	2,300,953	1,015,501	570,386	409,648	435,166	356,494	61,139,844	59,963,466
Over 365	121,062,700	62,974,083	17,618,929	7,443,116	5,011,012	2,985,990	2,183,352	2,605,150	2,257,178	224,141,510	222,484,802
Overdue up to 14 days	946,899	1,920,837	401,054	246,151	142,243	135,759	58,738	51,201	48,868	3,951,750	3,191,440
Subtotal	212,093,918	173,646,014	39,914,582	16,845,771	8,392,090	4,755,197	3,707,601	3,649,707	4,004,286	467,009,166	463,852,751
Generic allowance	-	(868,230)	(399,146)	(505,373)	(839,209)	(1,426,559)	(1,853,801)	(2,554,795)	(4,004,286)	(12,451,399)	(11,042,697)
Subtotal - 12/31/2016	227,484,745	154,011,919	40,548,640	18,183,165	8,679,976	5,169,348	4,455,210	2,148,331	3,171,417	463,852,751
Grand total	212,093,918	173,646,014	42,848,737	19,648,177	10,798,550	7,016,025	7,164,796	6,117,644	14,263,734	493,597,595	491,219,735
Existing allowance	-	(868,230)	(428,488)	(589,445)	(1,079,855)	(4,848,956)	(7,164,080)	(6,117,033)	(14,263,734)	(37,309,465)	(37,431,102)
Minimum allowance required	-	(868,230)	(428,488)	(589,445)	(1,079,855)	(2,104,808)	(3,582,398)	(4,282,351)	(14,263,734)	(27,199,309)	(26,991,453)
Additional allowance included Financial Guarantees Provided	-	-	-	-	-	(2,744,148)	(3,581,682)	(1,834,682)	-	(10,110,156)	(10,439,649)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,949,644)	(1,445,445)
Additional allowance (3)	-	-	-	-	-	(2,744,148)	(3,581,682)	(1,834,682)	-	(8,160,512)	(8,994,204)
Grand total - 12/31/2016	227,484,745	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,219,735
Existing allowance	-	(770,060)	(434,181)	(631,392)	(1,144,676)	(6,299,922)	(6,787,069)	(4,776,566)	(15,141,791)	(37,431,102)
Minimum allowance required	-	(770,060)	(434,181)	(631,392)	(1,144,676)	(2,131,548)	(3,393,874)	(3,343,931)	(15,141,791)	(26,991,453)
Additional allowance included Financial Guarantees Provided	-	-	-	-	-	(4,168,374)	(3,393,195)	(1,432,635)	-	(10,439,649)
Financial Guarantees Provided (4)	-	-	-	-	-	-	-	-	-	(1,445,445)
Additional allowance (3)	-	-	-	-	-	(4,168,374)	(3,393,195)	(1,432,635)	-	(8,994,204)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2)	The balance of non-accrual operations amounts to R$ 19,104,845 (R$ 19,942,065 at 12/31/2016);

(3)	Allocated to each level of risk in order to explain the additional volume.

(4)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016. The amount on December 31, 2016 was reclassified for comparison purposes.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.35

III – By business sector

	12/31/2017%		12/31/2016%
Public Sector	2,366,262	0.5%	3,050,723	0.6%
Private sector	491,231,333	99.5%	488,169,012	99.4%
Companies	247,102,807	50.0%	257,682,657	52.5%
Individuals	244,128,526	49.5%	230,486,355	46.9%
Grand total	493,597,595	100.0%	491,219,735	100.0%

IV - Financial guarantees provided by type

	12/31/2017		12/31/2016 (*)
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	36,157,228	(901,225)	34,532,756	(310,133)
Sundry bank guarantees	24,872,713	(855,078)	27,274,416	(923,780)
Other financial guarantees provided	4,647,823	(123,071)	4,572,472	(113,851)
Tied to the distribution of marketable securities via a Public Offering	291,600	(52)	-	-
Restricted to bids, auctions, service provision or execution of works	3,931,528	(63,613)	3,427,539	(68,782)
Restricted to supply of goods	613,924	(5,773)	811,736	(3,291)
Restricted to international trade of goods	147,108	(832)	325,019	(25,608)
Total	70,661,924	(1,949,644)	70,943,938	(1,445,445)

(*)	The breakdown of balances as at 12/31/2016 was adjusted to conform to the new classification requirement set out by the Regulator.

b)	Credit concentration

	12/31/2017		12/31/2016
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,079,032	0.7	4,134,421	0.7
10 largest debtors	28,957,637	5.1	31,171,715	5.5
20 largest debtors	46,312,823	8.2	48,129,040	8.6
50 largest debtors	74,764,354	13.3	79,010,496	14.1
100 largest debtors	101,141,728	17.9	106,712,267	19.0
(*)	The amounts include financial guarantees provided.

	12/31/2017		12/31/2016
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,667,580	1.2	7,783,779	1.2
10 largest debtors	39,982,381	6.2	43,510,712	6.7
20 largest debtors	64,826,981	10.1	69,454,912	10.7
50 largest debtors	108,820,520	16.9	113,259,454	17.4
100 largest debtors	144,293,248	22.4	151,391,990	23.3
(*)	The amounts include financial guarantees provided.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.36

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Opening balance	(37,431,102)	(33,520,941)
Balance arising from the merger with Corpbanca (Note 2c)	-	(2,282,754)
Effect of change in consolidation criteria (Note 2b)	-	(475,019)
Adjustments arising from the first-time adoption of Resolution No. 4,512/16	(401,640)	-
Balance arising from the acquisition of Citibank operations	(665,725)	-
Net increase for the period	(18,749,556)	(25,323,771)
Required by Resolution No. 2,682/99	(19,480,689)	(25,869,306)
Required by Resolution No. 4,512/16	(102,559)	-
Additional allowance (1)	833,692	545,535
Others	6,707	-
Write-Off	19,957,074	23,784,376
Exchange variation	(25,223)	387,007
Closing balance (2)	(37,309,465)	(37,431,102)
Required by Resolution No. 2,682/99	(27,199,309)	(26,991,453)
Specific allowance (3)	(14,747,910)	(15,948,756)
Generic allowance (4)	(12,451,399)	(11,042,697)
Additional allowance included Provision for Financial Guarantees Provided	(10,110,156)	(10,439,649)
Provision for Financial Guarantees Provided (5)	(1,949,644)	(1,445,445)
Additional allowance (1)	(8,160,512)	(8,994,204)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (378,974) (R$ (353,163) at 12/31/2016).
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy.
(4)	For operations not covered in the previous item due to the classification of the client or operation.
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on December 31, 2016 was reclassified for comparison purposes.

At December 31, 2017, the balance of the allowance in relation to the loan portfolio is equivalent to 7.6% (7.6% at 12/31/2016).

d)	Renegotiated loan operations

	12/31/2017			12/31/2016
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	26,401,485	(10,807,411)	40.9%	24,341,718	(9,927,667)	40.8%
(-) Renegotiated loans overdue up to 30 days (2)	(9,147,755)	2,122,979	23.2%	(7,944,027)	1,804,918	22.7%
Renegotiated loans overdue over 30 days (2)	17,253,730	(8,684,432)	50.3%	16,397,691	(8,122,749)	49.5%

(1)	The amounts related to the lease portfolio are R$ 126,819 (R$ 183,228 at 12/31/2016).
(2)	Delays determined upon renegotiation.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2017					01/01 to 12/31/2017	12/31/2016	01/01 to 12/31/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	123	73,698	-	6,053,850	6,127,671	258,431	2,954	11,786
Liabilities - restricted operations on assets
Foreign borrowing through securities	123	73,698	-	6,001,525	6,075,346	(258,451)	2,893	(4,701)
Net revenue from restricted operations						(20)		7,085

At December 31, 2017 and 2016 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.37

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 12/31/2017 where the entity substantially retained the related risks and benefits, is R$ 106,503 (R$ 134,359 at 12/31/2016), composed of real estate financing of R$ 98,054 (R$ 124,205 at 12/31/2016) and farming financing of R$ 8,449 (R$ 10,154 at 12/31/2016).

II -	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	12/31/2017				12/31/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,362,540	2,303,414	2,354,221	2,295,095	2,936,924	2,834,625	2,930,747	2,828,448
Working capital	2,650,606	2,650,606	2,570,017	2,570,017	2,767,733	2,767,733	2,767,520	2,767,520
Vehicles (2)	-	-	2,266	2,266	-	-	4,308	4,308
Companies - loan (2)	-	-	4,211	4,211	-	-	8,004	8,004
Total	5,013,146	4,954,020	4,930,715	4,871,589	5,704,657	5,602,358	5,710,579	5,608,280
(1)	Under Other sundry liabilities.
(2)	Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 67,224 (R$ 69,463 from January 1 to December 31, 2016).

The sale or transfer transactions involving financial assets of the active portfolio, with no retention of risk and benefits totaled R$ 2,007,631 (R$ 5,019,360 at December 31, 2016) with effect on the result for the period of R$ 325,627 (R$ 161,465 from January 1 to December 31, 2016), of which R$ 252,829 (R$ 82,270 from January 1 to December 31, 2016) in result for the period and R$ 72,798 (R$ 79,195 from January 1 to December 31, 2016) to be deferred in result, according to transactions terms), net of the Allowance for Loan Losses.

As at December 31, 2017, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio transferred, in the amount of R$ 15,240,988 (R$ 7,950,620 at 12/31/2016) fully written down to losses, was realized for the amount of R$ 206,056 (R$ 22,442 at 12/31/2016) according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were acquisitions of loan portfolios with the retention of assignor’s risks during of period of 2017 the amount R$ 165,353 (R$ 435,102 at 12/31/2016).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.38

Note 9 - Foreign exchange portfolio

	12/31/2017	12/31/2016
Assets - other receivables	52,257,314	52,210,701
Exchange purchase pending settlement – foreign currency	25,709,425	27,579,861
Bills of exchange and term documents – foreign currency	2,504	30,689
Exchange sale rights – local currency	26,814,236	24,943,401
(Advances received) – local currency	(268,851)	(343,250)
Liabilities – other liabilities (Note 2a)	52,444,243	52,831,971
Exchange sales pending settlement – foreign currency	27,284,404	24,428,272
Liabilities from purchase of foreign currency – local currency	24,975,375	28,229,781
Other	184,464	173,918
Memorandum accounts	1,550,303	1,612,307
Outstanding import credits – foreign currency	829,753	974,191
Confirmed export credits – foreign currency	720,550	638,116

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.39

Note 10 – Funding, borrowing and onlending

a)	Summary

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	217,388,961	34,639,386	23,244,055	130,586,561	405,858,963	42.5	331,558,062	35.8
Deposits received under securities repurchase agreements	219,592,385	16,826,525	17,174,540	72,205,449	325,798,899	34.1	368,569,469	39.8
Funds from acceptance and issuance of securities	6,819,995	23,229,503	18,387,515	59,144,011	107,581,024	11.3	93,716,666	10.1
Borrowing and onlending	4,804,260	17,194,632	16,710,333	24,731,795	63,441,020	6.6	75,613,909	8.1
Subordinated debt	1,314,648	10,190,516	993,577	40,197,134	52,695,875	5.5	57,420,075	6.2
Total	449,920,249	102,080,562	76,510,020	326,864,950	955,375,781		926,878,181
% per maturity term	47.1	10.7	8.0	34.2
Total – 12/31/2016	399,953,236	94,921,522	104,294,589	327,708,834	926,878,181
% per maturity term	43.2	10.2	11.2	35.4

b)	Deposits

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	69,366,205	-	-	-	69,366,205	17.0	62,711,299	18.9
Savings accounts	120,004,481	-	-	-	120,004,481	29.6	108,275,266	32.7
Interbank	87,751	907,837	669,043	517,143	2,181,774	0.5	3,756,706	1.1
Time deposits	27,927,933	33,731,549	22,575,012	130,069,418	214,303,912	52.8	156,814,791	47.3
Other deposits	2,591	-	-	-	2,591	0.0	-	0.0
Total	217,388,961	34,639,386	23,244,055	130,586,561	405,858,963		331,558,062
% per maturity term	53.5	8.5	5.7	32.2
Total – 12/31/2016	202,885,522	30,217,069	18,044,684	80,410,787	331,558,062
% per maturity term	61.2	9.1	5.4	24.3

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.40

c)	Deposits received under securities repurchase agreements

	12/31/2017						12/31/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	53,160,909	14,442,175	16,110,059	27,557,492	111,270,635	34.1	165,303,872	44.8
Government securities	43,614,615	4,430	-	-	43,619,045	13.4	25,544,435	6.9
Corporate Securities	6,564,059	-	-	-	6,564,059	2.0	4,906,420	1.3
Own issue	2,592,079	14,434,513	16,110,059	27,557,492	60,694,143	18.6	134,628,475	36.5
Foreign	390,156	3,232	-	-	393,388	0.1	224,542	0.1
Third-party portfolio	158,000,043	-	-	-	158,000,043	48.5	140,973,618	38.2
Free portfolio	8,431,433	2,384,350	1,064,481	44,647,957	56,528,221	17.4	62,291,979	16.9
Total	219,592,385	16,826,525	17,174,540	72,205,449	325,798,899		368,569,469
% per maturity term	67.3	5.2	5.3	22.2
Total – 12/31/2016	189,337,694	14,473,296	49,391,135	115,367,344	368,569,469
% per maturity term	51.4	3.9	13.4	31.3

d)	Funds from acceptance and issuance of securities

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,922,774	16,903,316	14,016,454	26,474,085	61,316,629	57.0	54,187,258	57.8
Financial	713,462	3,795,205	8,725,700	14,457,357	27,691,724	25.7	19,566,267	20.9
Real estate	1,822,948	9,469,374	2,754,008	4,478,460	18,524,790	17.2	19,178,742	20.5
Bill of credit related to agribusiness	1,386,364	3,638,737	2,536,746	7,538,268	15,100,115	14.0	15,442,249	16.5
Foreign securities	2,826,239	6,143,196	2,862,116	30,045,568	41,877,119	38.9	34,292,654	36.6
Brazil risk note programme	6,358	3,750,272	574,852	1,625,031	5,956,513	5.6	5,753,154	6.1
Structure note issued	86,515	862,874	980,303	3,743,402	5,673,094	5.3	6,257,627	6.7
Bonds	2,582,781	354,934	906,213	20,737,904	24,581,832	22.8	19,099,896	20.4
Fixed rate notes	98,139	902,437	124,454	1,994,289	3,119,319	2.9	582,863	0.6
Eurobonds	-	-	86	9,733	9,819	0.0	1,721,164	1.8
Mortgage notes	15,615	17,088	29,773	283,737	346,213	0.3	395,930	0.4
Other	36,831	255,591	246,435	1,651,472	2,190,329	2.0	482,020	0.5
Structured Operations Certificates (*)	70,982	182,991	1,508,945	2,624,358	4,387,276	4.1	5,236,754	5.5
Total	6,819,995	23,229,503	18,387,515	59,144,011	107,581,024		93,716,666
% per maturity term	6.2	21.6	17.1	55.0
Total – 12/31/2016	3,090,420	15,728,706	17,464,786	57,432,754	93,716,666
% per maturity term	3.3	16.8	18.6	61.3

(*)	As of December 31, 2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,605,105 (R$ 5,816,233 at 12/31/2016) according to BACEN Circular Letter No. 3,623.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.41

e)	Borrowing and onlending

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	4,045,438	13,901,156	12,771,764	8,541,383	39,259,741	61.9	45,786,088	60.6
Domestic	2,265,004	-	-	1,664	2,266,668	3.6	1,491,521	2.0
Foreign (*)	1,780,434	13,901,156	12,771,764	8,539,719	36,993,073	58.3	44,294,567	58.6
Onlending	758,822	3,293,476	3,938,569	16,190,412	24,181,279	38.1	29,827,821	39.4
Domestic – official institutions	758,822	3,293,476	3,938,569	16,190,412	24,181,279	38.1	29,827,821	39.4
BNDES	313,022	1,302,809	1,869,273	7,961,414	11,446,518	18.0	12,776,607	16.9
FINAME	433,311	1,942,929	2,014,970	7,764,062	12,155,272	19.2	16,356,819	21.6
Other	12,489	47,738	54,326	464,936	579,489	0.9	694,395	0.9
Total	4,804,260	17,194,632	16,710,333	24,731,795	63,441,020		75,613,909
% per maturity term	7.6	27.1	26.3	39.0
Total – 12/31/2016	4,011,589	25,954,220	17,514,478	28,133,622	75,613,909
% per maturity term	5.3	34.3	23.2	37.2

(*)	Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to December 31, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.42

f)	Subordinated debt, including perpetual ones

	12/31/2017						12/31/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	-	-	-	-	929,395	1.6
Financial treasury bills	1,283,273	10,145,385	917,572	4,482,428	16,828,658	31.9	25,485,743	44.4
Euronotes		-	-	26,119,121	26,119,121	49.6	25,759,211	44.9
Bonds	31,375	45,131	76,005	5,461,280	5,613,791	10.6	5,301,922	9.2
Debt instruments eligible as capital	-	-	-	4,148,367	4,148,367	7.9	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(14,062)	(14,062)	(0.0)	(56,196)	(0.1)
Grand total (*)	1,314,648	10,190,516	993,577	40,197,134	52,695,875		57,420,075
% per maturity term	2.5	19.3	1.9	76.3
Total – 12/31/2016	628,011	8,548,231	1,879,506	46,364,327	57,420,075
% per maturity term	1.1	14.9	3.3	80.7

(*)	According to current legislation, the accounting balance of subordinated debt as of December 2017 was used for the calculation of reference equity as of December, 2012, totaling R$ 42,686,968.

On December 12, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED issued perpetual subordinated notes/AT1, in the total amount of R$ 4,135,000. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approximately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance

Subordinated financial bills - BRL
	42,000	2011	2018	IGPM + 7%	64,115
	30,000			IPCA + 7.53% to 7.7%	50,499
	6,373,127	2012	2018	108% to 113% of CDI	7,346,546
	460,645			IPCA + 4.4% to 6.58%	804,432
	3,782,100			100% of CDI + 1.01% to 1.32%	3,888,194
	112,000			9.95% to 11.95%	192,443
	2,000	2011	2019	109% to 109.7% of CDI	3,982
	1,000	2012	2019	110% of CDI	1,957
	12,000			11.96%	23,385
	100,500			IPCA + 4.7% to 6.3%	173,364
	1,000	2012	2020	111% of CDI	1,969
	20,000			IPCA + 6% to 6.17%	40,303
	6,000	2011	2021	109.25% to 110.5% of CDI	12,283
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,198,804
	20,000			IGPM + 4.63%	26,382
				Total	16,828,658

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,343,100
	1,000,000		2021	5.75%	3,428,645
	750,000	2011	2021	5.75% to 6.2%	2,463,150
	550,000	2012	2021	6.2%	1,819,400
	2,625,000		2022	5.5% to 5.65%	8,836,595
	1,870,000		2023	5.13%	6,214,169
				Total	26,105,059

Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	120,031
	41,528,200		2033	3.5% to 4.5%	220,122
	110,390,929		2033	4.8%	858,315
	98,151,772	2009	2035	4.8%	781,329
	2,000,000		2019	10.7%	2,604
	94,500,000		2019	IPC + 2%	119,957
	11,311,860	2010	2032	4.4%	75,419
	24,928,312		2035	3.9%	173,464
	125,191,110		2036	4.4%	825,241
	87,087,720		2038	3.9%	601,000
	68,060,124		2040	4.1%	462,679
	33,935,580		2042	4.4%	225,595
	104,000,000	2013	2023	IPC + 2%	118,265
	146,000,000		2028	IPC + 2%	166,082
	510,107,100	2014	2024	LIB + 4%	569,911
	47,831,440		2034	3.8%	293,777
				Total	5,613,791

Debt instruments eligible as capital - USD
	1,250,000	2017		6.12%	4,148,367
				Total	4,148,367

Total					52,695,875

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.43

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING PRUDENTIAL is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING PRUDENTIAL complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING PRUDENTIAL records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,256,436 (R$ 3,160,786 at 12/31/2016), in this amount there are no values resulting from interests in joint ventures.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.44

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 121,396 (R$ 77,419 at 12/31/2016).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

					01/01 to
	01/01 to 12/31/2017				12/31/2016
	Civil	Labor	Other	Total	Total
Opening balance	5,099,589	6,972,581	258,375	12,330,545	10,921,721
Effect of change in consolidation criteria (Note 2b)	-	-	-	-	23,996
Balance arising from the acquisition of Citibank operations	38,702	283,525	-	322,227	-
Balance arising from the merger with Corpbanca (Note 2c)	-	-	-	-	140,132
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(256,089)	(1,060,459)	-	(1,316,548)	(1,219,585)
Subtotal	4,882,202	6,195,647	258,375	11,336,224	9,866,264
Monetary restatement / charges	95,943	592,037	-	687,980	834,280
Changes in the period reflected in results (Notes 12f and 12i)	1,385,476	2,372,300	(108,512)	3,649,264	4,104,802
Increase (*)	1,926,342	2,592,526	4,067	4,522,935	4,944,707
Reversal	(540,866)	(220,226)	(112,579)	(873,671)	(839,905)
Payment	(1,398,857)	(3,033,175)	-	(4,432,032)	(3,791,349)
Subtotal	4,964,764	6,126,809	149,863	11,241,436	11,013,997
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	243,032	993,271	-	1,236,303	1,316,548
Closing balance	5,207,796	7,120,080	149,863	12,477,739	12,330,545
Closing balance at 12/31/2016	5,099,589	6,972,581	258,375	12,330,545
Escrow deposits at 12/31/2017	1,421,788	2,119,609	-	3,541,397
Escrow deposits at 12/31/2016	1,505,328	2,219,447	-	3,724,775

(*)	Civil provisions include the provision for economic plans amounting to R$ 184,448 (R$ 408,129 from January 1 to December 31, 2016) (Note 21k).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.45

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING PRUDENTIAL classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits.

				01/01 to
	01/01 to 12/31/2017			12/31/2016
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	3,767,411	3,506,134	7,273,545	6,553,688
Effect of change in Consolidation Criteria (Note 2b)	-	-	-	500
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(63,343)	(63,343)	(59,156)
Subtotal	3,767,411	3,442,791	7,210,202	6,495,032
Monetary restatement/charges	208,527	359,272	567,799	684,097
Changes in the period reflected in results	45,047	97,335	142,382	117,161
Increase	123,099	309,942	433,041	326,401
Reversal	(78,052)	(212,607)	(290,659)	(209,240)
Payment (*)	(1,000)	(1,803,349)	(1,804,349)	(86,088)
Subtotal	4,019,985	2,096,049	6,116,034	7,210,202
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	66,189	66,189	63,343
Closing balance (Note 13c)	4,019,985	2,162,238	6,182,223	7,273,545
Closing balance at 12/31/2016 (Note 13c)	3,767,411	3,506,134	7,273,545

(*)	Includes the adhesion to PERT (Special Tax Regularization Program) which allowed the use of deferred tax assets.

				01/01 to
	01/01 to 12/31/2017			12/31/2016
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	3,872,128	528,561	4,400,689	3,884,176
Effect of change in Consolidation Criteria (Note 2b)	-	-	-	600
Appropriation of income	238,252	89,187	327,439	380,426
Changes in the period	(15,503)	(1,594)	(17,097)	135,487
Deposited	80,314	34,505	114,819	214,222
Withdrawals	(93,090)	(2,936)	(96,026)	(52,623)
Reversals to income	(2,727)	(33,163)	(35,890)	(26,112)
Closing balance	4,094,877	616,154	4,711,031	4,400,689
Closing balance at 12/31/2016	3,872,128	528,561	4,400,689

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,282,132: the company is discussing the lack of constitutional support for the increase, established by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,266,195;

•	ISS – Banking Activities – R$ 512,383: it is being discussed that certain revenues do not constitute a taxable event of the local tax or it is not included in the list of services of Supplementary Law 116/03 and/or Decree Law 406/68. The total balance of escrow deposit is R$ 427,986;

•	PIS and COFINS – Calculation basis – R$ 623,582: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 598,516;

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.46

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 17,570,099, are described below:

•	INSS – Non-compensatory amounts – R$ 5,099,781: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,579,958: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,657,882: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Interest on capital – R$ 1,455,928: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,272,897: cases in which the liquidity and the ability of offset credits are discussed;

•	ISS – Banking Institutions – R$ 1,086,729: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ / CSLL – Deductibility of Losses in Credit Operations – R$ 704,589 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,059,235 (R$ 1,120,742 at 12/31/2016) (Note 12a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2017	12/31/2016
Securities (basically financial treasury bills – Note 7b)	942,186	931,525
Deposits in guarantee	4,230,937	4,148,602

ITAÚ UNIBANCO PRUDENTIAL’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.47

e)	Programs for Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO PRUDENTIAL conglomerate companies adhered to the Installment Payment Incentive Program – PPI, established by a number of Municipality Authorities, among which are São Paulo and Rio de Janeiro (Laws No. 16,680/17 and No. 6,156/17, respectively).

The programs permitted to regularize tax or other debts, with discounts on interest and fine amounts.

f)	Special Tax Regularization Program - PERT

In the federal levels, ITAÚ UNIBANCO PRUDENTIAL conglomerate companies adhered to the Special Tax Regularization Program - PERT, established by Law No. 13,496, of October 24, 2017, related to tax and social security debts management by the Federal Revenue Service and by the General Attorney’s Office of the National Treasury.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.48

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2017	12/31/2016
Social contribution for offset (Note 13b I)	611,140	637,311
Taxes and contributions for offsetting	7,669,081	6,229,337
Escrow deposits for foreign fund raising program	604,311	852,740
Receivables from reimbursement of contingent liabilities (Note 11c)	1,059,235	1,120,742
Receivables from reimbursement of contingent liabilities	2,230,122	2,232,407
(Allowance for loan losses)	(1,170,887)	(1,111,665)
Sundry domestic debtors	2,485,638	1,606,603
Premiums from loan operations	316,097	849,655
Sundry foreign debtors	1,864,038	1,826,625
Retirement plan assets (Note 18)	1,064,494	1,111,594
Recoverable payments	46,098	31,566
Salary advances	116,213	54,904
Amounts receivable from related companies	108,202	110,357
Operations without credit granting characteristics	1,962,243	1,654,098
Securities and credits receivable	2,860,437	2,054,451
(Allowance for loan losses)	(898,194)	(400,353)
Other	860,020	537,027
Total	18,766,810	16,622,559

b)	Prepaid expenses

	12/31/2017	12/31/2016
Commissions (*)	484,058	909,104
Related to vehicle financing	44,835	92,627
Linked to Payroll Advance Loans	268,833	641,102
Other	170,390	175,375
Advertising	678,586	456,838
Other	1,109,358	838,799
Total	2,272,002	2,204,741

(*)	In the fourth quarter of 2017, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 139,408 (R$ 68,487 at 12/31/2016).

c)	Other sundry liabilities

	12/31/2017	12/31/2016
Liabilities from Payment Transactions (Note 4e)	37,101,553	29,998,035
Provisions for sundry payments	3,699,533	2,186,434
Personnel provision	1,522,461	1,377,133
Sundry creditors - local	1,909,058	2,442,541
Sundry creditors - foreign	3,365,977	2,772,168
Liabilities for official agreements and rendering of payment services	984,626	864,238
Provision for Citibank integration expenditures	504,300	-
Creditors of funds to be released	1,134,248	935,865
Funds from consortia participants	156,818	129,134
Provision for Retirement Plan Benefits (Note 18)	721,159	749,366
Provision financial guarantees provided (Note 8c)	1,949,644	1,445,445
Liabilities from transactions related to credit assignments (Note 8f)	4,930,715	5,710,579
Liabilities from sales operations or transfer of financial assets	36,463	38,162
Other	5,140,087	5,480,069
Total	63,156,642	54,129,169

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.49

d)	Banking service fees

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Asset management	5,088,138	4,437,312
Funds management fees	4,459,904	3,762,266
Consortia management fees	628,234	675,046
Current account services	748,894	818,147
Credit cards - Relationship with stores	10,561,019	10,177,345
Relationship with stores	10,560,963	10,177,256
Credit card processing	56	89
Sureties and credits granted	2,608,769	2,508,386
Loan operations	1,091,231	1,046,548
Guarantees provided	1,517,538	1,461,838
Receipt services	1,659,790	1,578,657
Collection fees	1,407,973	1,335,071
Collection services	251,817	243,586
Other	2,834,063	3,020,508
Custody services and management of portfolio	407,802	365,345
Economic and financial advisory	670,994	602,930
Foreign exchange services	118,875	93,429
Other services	1,636,392	1,958,804
Total	23,500,673	22,540,355

e)	Income from bank charges

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Loan operations/registration	875,827	830,778
Credit cards – annual fees and other services	3,566,610	3,203,539
Deposit account	196,094	176,539
Transfer of funds	302,363	249,142
Income from securities brokerage	770,648	454,641
Service package fees	6,201,537	5,706,605
Total	11,913,079	10,621,244

f)	Personnel expenses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Compensation	(8,257,826)	(7,816,026)
Charges	(2,793,593)	(2,529,500)
Welfare benefits (Note 18)	(3,362,955)	(2,595,997)
Training	(229,952)	(191,595)
Labor claims and termination of employees (Note 11b)	(2,815,270)	(3,421,657)
Stock Option Plan	(233,632)	(303,131)
Total	(17,693,228)	(16,857,906)
Employees’ profit sharing	(3,425,480)	(3,239,702)
Total including employees’ profit sharing	(21,118,708)	(20,097,608)

g)	Other administrative expenses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Data processing and telecommunications	(4,073,648)	(3,906,275)
Depreciation and amortization	(2,241,522)	(2,160,734)
Installations	(3,376,397)	(3,299,221)
Third-party services	(4,135,070)	(4,365,548)
Financial system services	(806,563)	(701,613)
Advertising, promotions and publication	(1,075,617)	(960,228)
Transportation	(336,757)	(390,390)
Materials	(347,496)	(310,844)
Security	(722,112)	(714,845)
Travel expenses	(210,053)	(193,379)
Other	(1,210,726)	(1,151,808)
Total	(18,535,961)	(18,154,885)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.50

h)	Other operating revenue

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Reversal of operating provisions	56,532	43,601
Recovery of charges and expenses	117,316	164,632
Program for Settlement or Installment Payment of Federal (Note 11e)	-	13,344
Other	837,141	549,061
Total	1,010,989	770,638

i)	Other operating expenses

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Provision for contingencies (Note 11b)	(1,303,655)	(1,530,891)
Civil lawsuits	(1,385,476)	(1,236,445)
Tax and social security contributions	(26,691)	(301,685)
Other	108,512	7,239
Selling - credit cards	(3,348,118)	(2,797,334)
Claims	(310,401)	(295,590)
Refund of interbank costs	(305,909)	(307,931)
Amortization of goodwill on investments and acquisition	(3,115,564)	(2,731,515)
Provision for Citibank integration expenditures	(504,300)	-
Impairment – Operations with no Credit Granting Characteristics	(551,711)	-
Impairment – Other receivables Sundry	(249,284)	-
Other	(2,741,469)	(2,163,809)
Total	(12,430,411)	(9,827,070)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.51

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

Due on operations for the period	01/01 to 12/31/2017	01/01 to 12/31/2016
Income before income tax and social contribution	28,777,345	32,911,025
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(12,949,805)	(14,809,961)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	1,521,770	(299,727)
Foreign exchange variation on investments abroad	279,271	(3,676,946)
Interest on capital	3,838,979	3,588,532
Dividends and interest on external debt bonds	420,223	361,947
Other nondeductible expenses net of non taxable income (*)	3,871,959	11,269,281
Income tax and social contribution expenses	(3,017,603)	(3,566,874)
Related to temporary differences
Increase (reversal) for the period	(3,826,801)	(10,095,697)
Increase (reversal) of prior periods	89,688	66,995
(Expenses)/Income from deferred taxes	(3,737,113)	(10,028,702)
Total income tax and social contribution expenses	(6,754,716)	(13,595,576)

(*)	Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 a	01/01 a
	31/12/2017	31/12/2016
PIS and COFINS	(4,914,377)	(6,043,683)
ISS	(1,090,208)	(1,020,551)
Other	(589,311)	(648,538)
Total (Note 4n)	(6,593,896)	(7,712,772)

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.52

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
				Realization /
	12/31/2016	12/31/2017	12/31/2016	Reversal	Increase (3)	12/31/2017
Reflected in income and expense accounts			49,832,699	(10,747,623)	8,721,309	47,806,385
Related to income tax and social contribution loss carryforwards			5,479,894	(444,763)	872,277	5,907,408
Related to disbursed provisions			29,342,552	(7,040,229)	5,004,460	27,306,783
Allowance for loan losses			26,689,256	(6,737,671)	3,966,137	23,917,722
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			95,347	(95,347)	207,430	207,430
Allowance for real estate			181,931	(112,232)	102,239	171,938
Goodwill on purchase of investments			316,026	(73,072)	270,237	513,191
Other			2,059,992	(21,907)	458,417	2,496,502
Related to non-disbursed provisions (1)	38,078,281	35,445,263	15,010,253	(3,262,631)	2,844,572	14,592,194
Related to the operation	27,638,632	25,335,107	10,834,393	(3,262,631)	2,502,908	10,074,670
Provision for contingent liabilities	13,431,798	12,345,228	5,410,156	1,105,262	(1,431,326)	5,084,092
Civil lawsuits	4,745,114	4,750,385	1,929,649	(20,561)	40,210	1,949,298
Labor claims	5,233,739	5,523,811	2,099,859	1,223,786	(1,164,602)	2,159,043
Tax and social security contributions	3,442,791	2,062,181	1,377,116	(97,175)	(306,934)	973,007
Other	10,154	8,851	3,532	(788)	-	2,744
Adjustments of operations carried out on the futures settlement market	1,289,343	599,933	537,938	(269,729)	31,545	299,754
Legal obligation - tax and social security contributions	2,221,670	2,235,853	396,170	(553,902)	489,320	331,588
Other non-deductible provisions	10,695,821	10,154,093	4,490,129	(3,544,262)	3,413,369	4,359,236
Related to Additional Provisions in Relation to the Minimum Required Not Disbursed – Loan Losses, including	10,439,649	10,110,156	4,175,860	-	341,664	4,517,524
Financial Guarantees Provided.
Provision for Financial Guarantees Provided (Note 8c) (2)	1,445,445	1,949,644	650,450	-	226,890	877,340
Additional allowance	8,994,204	8,160,512	3,525,410	-	114,774	3,640,184
Reflected in stockholders’ equity accounts			1,568,476	(464,702)	156,853	1,260,627
Adjustment to market value of available-for-sale securities	1,447,956	354,888	625,293	(464,702)	-	160,591
Provision for retirement plan benefits	-	1,625	-	-	731	731
Cash flow hedge	2,095,963	2,748,262	943,183	-	156,122	1,099,305
Total (4)	41,622,200	38,550,038	51,401,175	(11,212,325)	8,878,162	49,067,012
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			637,311	(26,171)	-	611,140

(1) From a financial point of view, rather than recording the provision of R$ 35,445,263 (R$ 38,078,281 at 12/31/2016) and deferred tax assets of R$ 14,592,194 (R$ 15,010,253 at 12/31/2016), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 49,067,012 (R$ 51,401,175 at 12/31/2016) to R$ 34,474,818 (R$ 36,390,922 at 12/31/2016).

(2) Refers to the recognition of tax credits in the amount of R$ 180,738 resulting from the initial application of CMN Resolution No. 4,512/16, recorded in retained earnings (accumulated losses), in equity.

(3) Includes balances arising from the acquisition of Citibank operations R$ 726,694.

(4) The accounting records of deferred tax assets on income tax losses and / or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.53

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2016	Realization / Reversal	Increase	12/31/2017
Reflected in income and expense accounts	12,446,087	(8,555,234)	9,445,467	13,336,320
Depreciation in excess – leasing	935,600	(207,409)	(114,843)	613,348
Restatement of escrow deposits and contingent liabilities	1,103,511	(161,220)	204,164	1,146,455
Provision for pension plan benefits	126,312	-	36,853	163,165
Adjustment to market value of securities and derivative financial instruments	8,178,341	(8,178,342)	8,498,726	8,498,725
Adjustments of operations carried out on the futures settlement market	1,210,342	-	365,374	1,575,716
Taxation of results abroad – capital gains	-	-	7	7
Other	891,981	(8,263)	455,186	1,338,904
Reflected in stockholders’ equity accounts	332,515	(316,162)	13,136	29,489
Adjustment to market value of available-for-sale securities	298,043	(290,667)	13,136	20,512
Provision for pension plan benefits (*)	34,472	(25,495)	-	8,977
Total	12,778,602	(8,871,396)	9,458,603	13,365,809

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4,424/15 (Note 18).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.54

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2017, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2018	24,166,032	56%	2,585,126	44%	26,751,158	54%	7,053	1%	(1,467,378)	11%	25,290,833	70%
2019	11,170,598	26%	125,850	2%	11,296,448	23%	10,470	2%	(5,176,207)	39%	6,130,711	17%
2020	1,822,520	4%	594,277	10%	2,416,797	5%	422,334	69%	(2,230,267)	17%	608,864	2%
2021	1,339,024	3%	554,715	9%	1,893,739	4%	171,283	28%	(1,907,471)	14%	157,551	0%
2022	726,890	2%	708,141	12%	1,435,031	3%	-	0%	(736,407)	5%	698,624	2%
after 2022	3,934,540	9%	1,339,299	23%	5,273,839	11%	-	0%	(1,848,079)	14%	3,425,760	9%
Total	43,159,604	100%	5,907,408	100%	49,067,012	100%	611,140	100%	(13,365,809)	100%	36,312,343	100%
Present value (*)	40,001,978		5,236,027		45,238,005		543,945		(11,936,708)		33,845,242

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 12/31/2017 and 12/31/2016, there are no unrecognized tax credits.

c)	Tax and social security contributions

	12/31/2017	12/31/2016

Taxes and contributions on income payable	2,314,270	1,495,771
Taxes and contributions payable	2,911,642	2,333,016
Provision for deferred income tax and social contribution (Note 13b II)	13,365,809	12,778,602
Legal liabilities – tax and social security (Note 11b)	4,019,985	3,767,411
Total	22,611,706	20,374,800

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	12/31/2017	12/31/2016
Taxes paid or provided for	14,273,190	15,036,763
Taxes withheld and collected from third parties	17,036,352	16,174,633
Total	31,309,542	31,211,396

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.55

Note 14 – Permanent Assets

a) Investments

I) Composition of investments

	Number of shares held				12/31/2017				12/31/2016
	Common	Preferred	Quotas	% Participation at 12/31/2017	Stockholders’ equity	Net income	Investment (1)	Equity in earnings (1)	Investment (1)	Equity in earnings (1)
Domestic							21,740,657	3,484,136	18,467,327	(493,347)
BSF Holding S.A (2a)	616,973,700	-	-	49.00%	2,096,749	232,649	1,167,892	109,475	1,324,624	194,209
Cia Itaú Capitalização	318,709	-	-	47.50%	786,177	304,818	373,436	144,737	303,319	174,455
Conectcar Soluções De Mobilidade Eletrônica S.A. (2b) (3)	169,860,500	-	-	50.00%	122,451	(41,979)	170,950	(20,989)	-	-
Credicard Promotora de Vendas Ltda. (4)	-	-	-	-	-	-	-	-	-	36,829
Facilita Promotora Ltda. (4)	-	-	-	-	-	-	-	-	-	16,696
Intrag Part Administração e Participações Ltda. (4)	-	-	-	-	-	-	-	-	-	53,882
Investimentos Bemge S.A.	675,541	1,376,635	-	86.81%	209,583	12,092	181,943	10,497	171,546	13,642
Itaú Administração Previdenciária Ltda	-	-	538,571,667	100.00%	177,788	30,589	177,775	30,714	147,019	32,883
Itaú BBA Participações S.A.	548,954	1,097,907	-	100.00%	2,069,784	274,007	1,719,084	246,831	1,579,341	244,000
Itaú Participação Ltda.	-	-	90,000,000	100.00%	278,625	14,838	278,625	14,838	263,786	7,896
Itaú Vida e Previdência S.A.	304,663,062	-	-	34.33%	3,975,668	602,635	1,364,975	206,904	1,405,921	232,247
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	8,689,560	1,733,256	8,686,157	1,735,112	6,941,690	1,662,282
Itauseg Saúde S.A.	12,750,985,600	-	-	53.72%	1,055,822	114,374	567,187	61,442	426,756	24,511
ITB Holding Brasil Participações Ltda.	-	-	3,976,472,348	100.00%	25,094,202	915,112	1,078,806	355,328	1,052,128	(3,557,679)
Marcep Corretagem de Seguros S.A.	151,575,196	11,397,744	-	48.13%	949,705	348,290	457,061	167,620	329,559	139,408
Provar Negócios de Varejo Ltda	-	-	304,624,820	100.00%	2,284,174	116,484	2,284,116	116,481	2,167,435	25,148
Recovery do Brasil Consultoria S.A.(2c)	23,394,027	-	-	96.00%	99,325	25,882	676,776	24,846	738,266	5,203
Trishop Promoção e Serviços Ltda. (4)	-	-	-	-	-	-	-	-	-	12,415
Unibanco Negócios Imobiliários Ltda. (5)	-	-	-	-	-	-	-	-	-	31,474
Other (6)							2,555,874	280,300	1,615,937	157,152

Foreign							2,403,227	56,839	2,483,261	(292,189)
BICSA Holdings Ltd. (7a)	-	-	330,860,746	100.00%	1,775,555	(94,479)	1,729,477	(103,091)	1,666,366	(316,525)
CorpBanca Corredora de Seguro S.A.	307,957,965	-	-	99.99%	73,549	35,522	73,541	35,519	72,243	31,214
IPI - Itaúsa Portugal Investimentos, SGPS Lda. (7b) (8)	-	-	-	-	-	-	-	-	-	(1,060)
Itaú Asesorías Financeiras S.A.	30,000	-	-	100.00%	9,552	7,619	9,551	7,619	15,578	17,134
Itaú Asia Securities LTD (7c) (9)	161,116,850	-	-	100.00%	68,018	(2,276)	68,018	(2,902)	-	-
Itaú Chile Administradora General de Fondos S.A.	16,609	-	-	99.99%	59,584	24,416	59,576	24,412	56,461	27,179
Itaú Chile Corredora de Seguros Ltda.	-	-	99	99.90%	68,688	48,258	68,618	48,209	65,327	53,676
Itaú Chile Holding, INC. (10)	-	-	-	-	-	-	-	-	-	3,471
Itaú Europa Luxembourg S.A.	9,767	-	-	100.00%	840,713	51,677	152,588	(25,955)	191,237	(4,244)
Jasper International Investiment LLC	42,487,620	-	-	100.00%	1,711	(203)	1,711	(203)	163,218	4,180
Unión Capital AFAP S.A.	148,966,409	-	-	100.00%	68,535	46,552	68,535	46,552	60,084	41,483
Other							171,612	26,679	192,747	(148,697)
Total							24,143,884	3,540,975	20,950,588	(785,536)
(1)	Investment amounts and net result of consolidated entities’ equity in earnings, in compliance with the provisions of BACEN Circular Nº 3,701, of March 13, 2014;
(2)	At 12/31/2017 includes goodwill in the amount of a) R$ 140,485 (R$ 219,756 at 12/31/2016); b) R$ 109,724 and c) R$ 574,343 (R$ 655,651 at 12/31/2016);
(3)	Companies was no longer consolidated as from that 01/31/2017, in compliance with the provisions of CVM Circular Nº 4,517 of August 24, 2016;
(4)	Companies merged on May 31, 2016;
(5)	Companies merged on November 30, 2016;
(6)	Includes equity in earnings not arising from net income;
(7)	Includes foreign exchange variation of a) R$ (R$ 339,080) at 12/31/2016 b) R$ (1,813) at 12/31/2016 c) (R$ 329) at 12/31/2017; For the other companies abroad, as from January 2017, exchange variation became part of the shareholders’ equity, in compliance with Resolution Nº 4,524 of September 29, 2016;
(8)	Investment spun off on November 30, 2016 into ITB Holding Brasil Participações Ltda;
(9)	Companies was no longer consolidated as from that May 31, 2017;
(10)	Company liquidated on February 29, 2016.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.56

II) Other investments

	12/31/2017	12/31/2016
Other investments	453,204	660,851
Shares and quotas	23,773	53,281
Investments through tax incentives	142,804	142,759
Equity securities	12,369	12,369
Other	274,258	452,442
(Allowance for loan losses)	(149,512)	(149,521)
Total	303,692	511,330
Equity - Other investments	62,278	22,613

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.57

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	383,902	597,100	2,460,105	1,845,119	1,837,857	1,180,178	6,254,941	1,070,020	15,629,222
Acquisitions	274,571	475	882	144,694	7,163	110,451	292,195	81,299	911,730
Disposals	-	(30)	(60,113)	(43,186)	(1,325)	(14,026)	(284,973)	(20,266)	(423,919)
Exchange variation	39	3,005	3,357	35,767	13,795	(11,160)	6,205	2,238	53,246
Transfers	(302,747)	-	68,532	122,199	26,004	-	85,996	-	(16)
Other	(43)	(886)	(3,405)	86,329	6,924	(138,515)	56,589	9,953	16,946
Balance at 12/31/2017	355,722	599,664	2,469,358	2,190,922	1,890,418	1,126,928	6,410,953	1,143,244	16,187,209

Depreciation
Balance at 12/31/2016	-	-	(1,326,771)	(1,108,064)	(945,061)	(656,013)	(4,671,537)	(650,478)	(9,357,924)
Depreciation expenses	-	-	(62,948)	(207,467)	(150,167)	(101,843)	(645,273)	(105,068)	(1,272,766)
Disposals	-	-	7,218	27,437	492	6,470	255,287	18,826	315,730
Exchange variation	-	-	253	(13,769)	11,692	27,941	(18,084)	(4,153)	3,880
Other	-	-	1,397	(66,389)	(21,098)	29,320	38,575	(8,454)	(26,649)
Balance at 12/31/2017	-	-	(1,380,851)	(1,368,252)	(1,104,142)	(694,125)	(5,041,032)	(749,327)	(10,337,729)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2017	355,722	599,664	1,088,507	822,670	786,276	432,803	1,369,921	393,917	5,849,480
Balance at 12/31/2016	383,902	597,100	1,133,334	737,055	892,796	524,165	1,583,404	419,542	6,271,298
(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 180,935, achievable by 2019.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 11d).
(3)	Includes the amount of R$ 3,292 (R$ 3,808 at 12/31/2016) related to attached real estate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.58

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2016	Amortization expenses	Disposals (*)	Exchange variation	Balance at 12/31/2017
Goodwill (Notes 2b and 4j)	10 years	1,042,185	(250,853)	(121,916)	105	669,521

(*) Goodwill related to Conectar has not been consolidated since January 2017, in compliance with Bacen Resolution N. 4,517, of August 24, 2016.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.59

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of (5) software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2016	1,045,323	1,746,405	3,776,949	3,515,539	18,812,714	1,004,086	29,901,016
Acquisitions	345,296	18,000	1,201,416	350,170	387,983	-	2,302,865
Disposals	(328,582)	(16,416)	-	(760)	-	-	(345,758)
Exchange variation	-	26,297	(69,856)	-	650,931	32,383	639,755
Other	(2,147)	677,821	(423,807)	477,783	163,519	1,432	894,601
Balance at 12/31/2017	1,059,890	2,452,107	4,484,702	4,342,732	20,015,147	1,037,901	33,392,479

Amortization
Balance at 12/31/2016	(554,770)	(374,492)	(1,691,573)	(527,364)	(8,391,550)	(444,542)	(11,984,291)
Amortization expenses (3)	(214,778)	(272,508)	(493,095)	(446,323)	(2,695,558)	(23,947)	(4,146,209)
Disposals	309,682	16,416	-	(1,375)	-	-	324,723
Exchange variation	-	(18,070)	72,479	-	(105,950)	(25,865)	(77,406)
Other	(11,506)	1,752	125,420	(281,771)	(153,157)	-	(319,262)
Balance at 12/31/2017	(471,372)	(646,902)	(1,986,769)	(1,256,833)	(11,346,215)	(494,354)	(16,202,445)

Impairment (4)
Balance at 12/31/2016	(18,528)	-	(53,179)	(329,595)	-	-	(401,302)
Additions/ assumptions	-	-	-	(14,266)	-	-	(14,266)
Disposals	18,528	-	(1,107)	1,386	-	-	18,807
Balance at 12/31/2017	-	-	(54,286)	(342,475)	-	-	(396,761)

Book value
Balance at 12/31/2017	588,518	1,805,205	2,443,647	2,743,424	8,668,932	543,547	16,793,273
Balance at 12/31/2016	472,025	1,371,913	2,032,197	2,658,580	10,421,164	559,544	17,515,423
(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 984,169, achievable by 2020.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).
(5)	Includes R$ (12,506) related to adjustment of the consolidation criteria.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.60

Note 15 – Stockholders' equity

a) Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares held in treasury, without change to the capital stock, by capitalization amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

At the Meeting of the Board of Directors held on December 15, 2017, the cancellation of 31,793,105 common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eight per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148,000 (R$ 97,148,000 at December 31, 2016), of which R$ 65,482,470 (R$ 65,534,408 at December 31, 2016) refers to stockholders domiciled in the country and R$ 31,665,530 (R$ 31,613,592 at December 31, 2016) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
(-) Cancellation of Shares – Meeting of the Board of Directors at December 15, 2017	(31,793,105)	-	(31,793,105)
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Purchase of treasury shares	46,214,237	37,982,900	84,197,137	(3,089,464)
Exercised – granting of stock options	-	(28,008,923)	(28,008,923)	728,873
Disposals – stock option plan	-	(8,118,725)	(8,118,725)	321,925
(-) Cancellation of Shares – Meeting of the Board of Directors at December 15, 2017	(31,793,105)	-	(31,793,105)	1,178,252
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,742,767)
Outstanding shares at 12/31/2017	3,305,526,906	3,159,103,612	6,464,630,518
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 12/31/2017:

Cost / Market value	Common	Preferred
Minimum	37.06	33.48
Weighted average	37.06	36.25
Maximum	37.06	38.56
Treasury shares
Average cost	37.05	30.90
Market value	37.69	42.58

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.61

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	21,108,466
Adjustments:
(-) Legal reserve	(1,055,423)
Dividend calculation basis	20,053,043
Mandatory dividend	5,013,262
Dividend – paid/provided for	17,557,262

II – Stockholders' compensation

	Gross	WTS	Net
Paid / Prepaid	3,665,940	(388,823)	3,277,117
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2017	1,073,786	-	1,073,786
Interest on capital - R$ 0.3990 per share, paid on 08/25/2017	2,592,154	(388,823)	2,203,331

Provided for (recorded in Other liabilities – Social and statutory)	1,876,548	(140,403)	1,736,145
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2018	97,637	-	97,637
Dividends declared - R$ 0.1304 per share	842,907	-	842,907
Interest on capital - R$ 0.1445 per share, credited on December 28, 2017 to be paid until April 30, 2018.	936,004	(140,403)	795,601

Identified in Revenue Reserve In Stockholders’ Equity - R$ 2.1126 per share	13,657,985	(1,113,985)	12,544,000

Total from 01/01 to 12/31/2017	19,200,473	(1,643,211)	17,557,262
Total from 01/01 to 12/31/2016	11,573,623	(1,573,260)	10,000,363

c)	Capital and revenue reserves

	12/31/2017	12/31/2016

Capital reserves	1,733,611	1,589,343
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,448,994	1,304,726
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	34,494,495	24,487,354
Legal	8,927,234	7,827,410
Statutory:	11,909,276	11,609,997
Dividends equalization (1)	6,600,802	5,123,271
Working capital increase (2)	2,625,005	3,096,248
Increase in capital of investees (3)	2,683,469	3,390,478
Unrealized profits (4)	13,657,985	5,049,947

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on capital and dividends provided for up to December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2017	01/01 to 12/31/2016	12/31/2017	12/31/2016
ITAÚ UNIBANCO HOLDING	21,108,466	18,853,195	128,507,940	118,566,485
Amortization of goodwill	97,485	333,628	(102,452)	(199,938)
Hedge of net investments in foreign operations	790,524	-	-	-
ITAÚ UNIBANCO HOLDING PRUDENTIAL	21,996,475	19,186,823	128,405,488	118,366,547

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.62

e)	Asset valuation adjustments

	12/31/2017	12/31/2016
Available-for-sale securities	(46,605)	(897,888)
Hedge cash flow	(1,407,664)	(1,253,776)
Remeasurements in liabilities of post-employment benefits	(835,364)	(824,133)
Foreign exchange variation on investments	61,782	-
Asset valuation adjustments	(2,227,851)	(2,975,797)

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	12/31/2017	12/31/2016	01/01 to 12/31/2017	01/01 to 12/31/2016
Itaú CorpBanca (Note 2c)	10,164,233	9,599,970	357,339	270,930
Itaú CorpBanca Colombia S.A. (Note 2c)	1,122,133	1,127,734	17,749	48,038
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	333,328	524,235	(93,465)	(119,128)
Banco Itaú Consignado S.A. (Note 2c)	-	-	-	(47,296)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	302,079	283,711	(69,033)	(48,327)
Banco Investcred Unibanco S.A.	20,691	20,119	(858)	(1,368)
Other	38	12,621	(236)	2,416
Total	11,942,502	11,568,390	211,496	105,265

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.63

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2017, the accounting effect of the share-based payment in income was R$ (536,461) (R$ (590,925) from 01/01 to 12/31/2016).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.64

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value

Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,204,728)	41.11
Exercised	(20,485,872)	35.58	42.06
Closing balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.31
Granting 2012		30.45
Weighted average of the remaining contractual life (in years)	1.28

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value

Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Closing balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25.66 - 41.69
Granting 2011-2012		30.45 - 40.72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.65

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 12/31/2017 (R$ 19.45 per share at 12/31/2016).

Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(931,658)
Exercised	(7,523,051)
Balance at 12/31/2017	34,049,627
Weighted average of remaining contractual life (years)	2.46

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.66

III- Variable Compensation

The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.23 per share at 12/31/2017 (R$ 21.96 per share at 12/31/2016).

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,556,882
Delivered	(12,048,631)
Cancelled	(227,675)
Balance at 12/31/2017	20,819,982

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.67

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING PRUDENTIAL;

•	The non-financial subsidiaries and associates of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21e to 21j; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.68

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING PRUDENTIAL
	Assets / (liabilities)		Revenue / (expense)
	12/31/2017	12/31/2016	01/01 to 12/31/2017	01/01 to 12/31/2016
Securities and derivative financial instruments - assets	-	-	7	49
Afinco Madeira	-	-	7	-
Banco Itaú Chile	-	-	-	49
Loan operations	98,643	-	5,937	201
Alpargatas S.A.	96,381	-	5,738	-
Itaú Chile Administradora General de Fondos	2,260	-	198	201
Others	2	-	1	-
Foreign exchange portfolio - assets	602,636	568,878	9,520	1,399
Itaú Europa Luxembourg S.A.	602,636	-	9,520	1,224
Itaú BBA International PLC	-	568,878	-	-
Banco Itaú Chile	-	-	-	175
Deposits received under securities repurchase agreements	(1,935,434)	(2,608,335)	(208,831)	(200,760)
Itauseg Participações S.A.	(1,032,087)	(210,486)	(79,619)	(15,813)
ITB Holding Brasil Participações Ltda.	(138)	(21,794)	(632)	(27,593)

Duratex S.A.	(21,881)	(17,576)	(2,067)	(3,653)
Itaú Chile Corredora de Seguros Limitada	(32,230)	-	(962)	(8,905)
Itaú Rent Administração e Participações Ltda.	(260,109)	(213,591)	(19,518)	(15,493)
Marcep Corretagem de Seguros S.A.	(4,681)	(219,228)	(21,476)	(16,205)
Itaú-BBA Participações S.A.	(8,354)	(420,543)	(5,845)	(17,907)
Provar Negócios de Varejo Ltda.	(204,989)	(1,014,525)	(42,060)	(32,975)
IGA Participações	(173,579)	(160,061)	(15,801)	(20,944)
Others (*)	(197,386)	(330,531)	(20,851)	(41,272)
Time deposits	(2,528,240)	(540,818)	(40,641)	(23,686)
BICSA Holdings Ltd	(1,167,062)	-	(14,175)	-
Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda.	(292,085)	-	(100)	-
Itaú Europa Luxembourg S.A.	(177,036)	(179,894)	(4,162)	(2,235)
Itauseg Participações S.A.	(174,479)	-	(483)	-
Provar Negócios de Varejo Ltda.	(141,451)	-	(3,927)	-
Kinea Investimentos Ltda.	(97,022)	-	(2,540)	-
Itaú Chile Compañia de Seguros de Vida S.A.	(76,822)	(70,492)	(2,976)	(4,339)
Itaú Asia Securities Ltd	(60,118)	-	(754)	-
Itaú Rent Administração e Participações Ltda.	(52,890)	-	(2,857)	-
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	-	-	-	(1,639)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	-	(220,181)	(1)	(1,349)
Others	(289,275)	(70,251)	(8,666)	(14,124)
Derivative financial instruments - liabilities	-	-	-	(134)
Banco Itaú Chile	-	-	-	(134)
Foreign exchange portfolio - liabilities	(593,080)	(570,466)	(268)	(2,655)
Itaú Europa Luxembourg S.A.	(593,080)	(570,466)	(268)	(2,630)
Others	-	-	-	(25)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(130,538)	(144,481)	568,967	671,067
Itaú Seguros S.A.	(10,343)	(8,307)	459,980	567,304
Fundação Itaú Unibanco - Previdência Complementar	(106,134)	(127,301)	47,265	44,315
Itaú Vida e Previdência S.A.	12,767	12,003	47,870	51,316
Others	(26,828)	(20,876)	13,852	8,132
Negotiation and intermediation of securities - liabilities	(251)	(251)	-	-
Jasper International Investment LLC	(251)	(251)	-	-
Rent revenues (expenses)	-	-	(333,226)	(289,985)
Itaú Rent Administração e Participações Ltda.	-	-	(164,578)	(159,744)
Fundação Itaú Unibanco - Previdência Complementar	-	-	(48,601)	(44,078)
Itaú Seguros S.A.	-	-	(39,821)	(33,841)
Others	-	-	(80,226)	(52,322)
Donation expenses	-	-	(66,577)	(36,570)
Instituto Itaú Cultural	-	-	(56,157)	(29,650)
Associação Itaú Viver Mais	-	-	(920)	(920)
Associação Cubo Coworking Itaú	-	-	(9,500)	(6,000)

(*) Corresponds to related parties with 19 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.69

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Compensation	420,556	356,964
Board of Directors	59,438	31,565
Management members	361,118	325,399
Profit sharing	237,650	233,892
Board of Directors	3,107	1,904
Management members	234,543	231,988
Contributions to pension plans	9,079	12,030
Board of Directors	219	235
Management members	8,860	11,795
Stock option plan – Management members	219,568	259,486
Total	886,853	862,372

Information related to the granting of the stock option plan, benefits to employees and post-employment benefits is detailed in Notes 15g II and 18, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.70

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Interbank deposits	29,048,473	22,690,342	29,112,201	22,729,229	63,728	38,887	63,728	38,887
Securities and derivative financial instruments	259,495,553	219,773,560	260,091,596	219,592,300	393,252	(1,530,856)	596,043	(181,260)
Adjustment of available-for-sale securities					196,616	(849,990)	-	-
Adjustment of held-to-maturity securities					196,636	(680,866)	596,043	(181,260)
Loan, lease and other credit operations	458,237,774	452,343,188	464,611,435	461,654,174	6,373,661	9,310,986	6,373,661	9,310,986
Investments - B3	14,610	14,610	249,707	180,868	235,097	166,258	235,097	166,258
Funding and borrowing (2)	363,326,451	300,074,251	363,901,926	301,457,146	(575,475)	(1,382,895)	(575,475)	(1,382,895)
Subordinated debt (Note 10f)	52,695,875	57,420,075	53,855,629	58,061,440	(1,159,754)	(641,365)	(1,159,754)	(641,365)
Treasury shares	2,742,767	1,882,353	3,586,403	2,356,203	-	-	843,636	473,850
(1)	This does not consider the corresponding tax effects.
(2)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.71

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in company B3 at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.72

Note 18 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Cost of current service	(69,234)	(61,601)	-	-	-	-	(69,234)	(61,601)
Net interest	(15,266)	(13,911)	75,874	239,137	(21,953)	(19,502)	38,655	205,724
Effects on asset ceiling	-	-	(91,124)	121,190	-	-	(91,124)	121,190
Benefits paid	-	-	-	-	14,538	13,018	14,538	13,018
Total Amounts Recognized	(84,500)	(75,512)	(15,250)	360,327	(7,415)	(6,484)	(107,165)	278,331

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 333,637 (R$ 338,291 from 01/01 to 12/31/2016), of which R$ 91,124 (R$ 115,076 from 01/01 to 12/31/2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
At the beginning of the period	(69,151)	(44,638)	(1,323,776)	(315,662)	(48,400)	(12,570)	(1,441,327)	(372,870)
Effects on asset ceiling	97,703	(633,085)	(385,859)	(1,244,021)	-	-	(288,156)	(1,877,106)
Remeasurements	11,310	608,572	339,120	235,907	(28,183)	(35,830)	322,247	808,649
Total Amounts Recognized	39,862	(69,151)	(1,370,515)	(1,323,776)	(76,583)	(48,400)	(1,407,236)	(1,441,327)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.73

a)	Retirement plans

ITAÚ UNIBANCO HOLDING PRUDENTIAL and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaú Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.74

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2017	12/31/2016
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1)  The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2017 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2)  The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables;

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3)  The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4)  Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.75

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.76

At December 31, 2017 and 2016, the allocation of plan assets and the allocation target for 2018, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2017	12/31/2016	12/31/2017	12/31/2016	2018 Target
Fixed income securities	16,851,376	15,134,389	95.81%	91.61%	53% to 100%
Variable income securities	18,986	684,786	0.11%	4.15%	0% to 20%
Structured investments	24,477	9,013	0.14%	0.05%	0% to 10%
Real estate	614,683	622,598	3.49%	3.77%	0% to 7%
Loans to participants	78,855	69,259	0.45%	0.42%	0% to 5%
Total	17,588,377	16,520,045	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING PRUDENTIAL, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11,614 (R$ 575,255 at 12/31/2016) and real estate rented to Group companies, with a fair value of R$ 530,998 (R$ 596,781 at 12/31/2016).

Fair value - The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2017	12/31/2016
1 - Net assets of the plans	17,588,377	16,520,045
2 - Actuarial liabilities	(14,490,545)	(13,722,558)
3- Surplus (1-2)	3,097,832	2,797,487
4- Asset restriction (*)	(3,217,361)	(3,008,536)
5 - Net amount recognized in the balance sheet (3-4)	(119,529)	(211,049)
Amount recognized in Assets (Note 12a)	344,907	317,192
Amount recognized in Liabilities (Note 12c)	(464,436)	(528,241)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with BACEN Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.77

V- Change in the net amount recognized in the balance sheet:

	12/31/2017
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	16,520,045	(13,722,558)	2,797,487	(3,008,536)	(211,049)
Cost of current service	-	(69,234)	(69,234)	-	(69,234)
Net interest (1)	1,638,738	(1,346,572)	292,166	(307,432)	(15,266)
Benefits paid	(1,141,459)	1,141,459	-	-	-
Contributions of sponsor	71,453	-	71,453	-	71,453
Contributions of participants	12,294	-	12,294	-	12,294
Effects on asset ceiling	-	-	-	97,703	97,703
Exchange variation	1,838	(6,284)	(4,446)	-	(4,446)
Remeasurements (2) (3)	485,468	(487,356)	(1,888)	904	(984)
Value at end of the period	17,588,377	(14,490,545)	3,097,832	(3,217,361)	(119,529)

	12/31/2016
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(61,601)	(61,601)	-	(61,601)
Net interest (1)	1,483,119	(1,255,435)	227,684	(241,595)	(13,911)
Benefits paid	(1,060,058)	1,060,058	-	-	-
Contributions of sponsor	148,771	-	148,771	-	148,771
Contributions of participants	14,598	-	14,598	-	14,598
Effects on asset ceiling	-	-	-	(633,085)	(633,085)
Balance arising from the merger with CorpBanca (note 2c)	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(8,540)	42,940	34,400	-	34,400
Remeasurements (2) (3)	2,308,754	(1,714,779)	593,975	-	593,975
Value at end of the period	16,520,045	(13,722,558)	2,797,487	(3,008,536)	(211,049)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2016 the rate used was 11.28% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 2,124,206 (R$ 3,791,873 at 12/31/2016).

During the period, contributions made totaled R$ 71,453 (R$ 148,771 from 01/01 to December 31, 2016). The contribution rate increases based on the beneficiary’s salary.

In 2018, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL is R$ 55,682.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment
2018	1,103,020
2019	1,125,737
2020	1,156,848
2021	1,189,665
2022	1,220,291
2023 to 2027	6,562,643

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect in actuarial liabilities of the plans (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	740,200	5.11%	268,981
- Increase by 0.5%	(677,029)	(4.67%)	153,064

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.78

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I -   Change in the net amount recognized in the balance sheet:

	12/31/2017			12/31/2016
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	1,285,334	(490,932)	794,402	2,226,880	(269,828)	1,957,052
Net interest	125,992	(50,118)	75,874	269,574	(30,437)	239,137
Contribution	(91,124)	-	(91,124)	121,190	-	121,190
Receivables allocation of funds (*)	(12,826)	-	(12,826)	(514,863)	-	(514,863)
Effects on asset ceiling	(14,980)	(370,879)	(385,859)	(1,053,354)	(190,667)	(1,244,021)
Remeasurements	339,120	-	339,120	235,907	-	235,907
Amount - end of the period (Note 12a)	1,631,516	(911,929)	719,587	1,285,334	(490,932)	794,402

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING PRUDENTIAL as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING PRUDENTIAL are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2017	12/31/2016
At the beginning of the period	(221,125)	(178,811)
Cost of interest	(21,953)	(19,502)
Benefits paid	14,538	13,018
Remeasurements	(28,183)	(35,830)
At the end of the period (Note 12c)	(256,723)	(221,125)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2018	14,986
2019	16,029
2020	17,060
2021	18,154
2022	19,271
2023 to 2027	114,593

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,162	(3,000)
Present value of obligation	Asset valuation adjustment	31,686	(26,453)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.79

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)
	12/31/2017	12/31/2016
Assets
Current assets and long-term receivables
Cash and cash equivalents	10,415,591	11,346,771
Interbank investments	23,470,475	17,617,666
Securities	120,545,883	109,675,385
Loan, lease and other credit operations	207,525,134	210,931,365
Foreign exchange portfolio	55,574,883	56,976,874
Other assets	12,369,340	16,631,764
Permanent assets	9,485,187	8,939,718
Total	439,386,493	432,119,543
Liabilities
Current and long-term liabilities
Deposits	144,753,433	138,692,565
Deposits received under securities repurchase agreements	17,054,462	20,990,401
Funds from acceptance and issuance of securities	38,738,083	33,709,786
Borrowing	36,588,359	43,024,774
Derivative financial instruments	11,245,313	9,204,594
Foreign exchange portfolio	55,605,469	57,000,970
Other liabilities	47,818,168	48,126,719
Deferred income	431,632	362,377
Non-controlling interests	11,286,403	1,140,357
Stockholders’ equity	75,865,171	79,867,000
Total	439,386,493	432,119,543
Statement of Income
Income from financial operations	17,590,299	21,149,408
Expenses of financial operations	(8,285,048)	(12,875,631)
Result of loan losses	(2,045,316)	(3,312,935)
Gross income from financial operations	7,259,935	4,960,842
Other operating revenues (expenses)	(4,031,286)	(4,059,083)
Operating income	3,228,649	901,759
Non-operating income	28,398	27,272
Income before taxes on income and profit sharing	3,257,047	929,031
Income tax	86,342	(187,796)
Statutory participation in income	(30,385)	(46,435)
Non-controlling interests	374,851	50,453
Net income (loss)	3,687,855	745,253

(*) Basically composed of subsidiaries Itaú Unibanco S.A. - Itaú Unibanco S.A. Cayman Branch, Itaú Unibanco S.A. New York Branch, Itaú Unibanco S.A. Nassau Branch, Itaú Unibanco Holding S.A - Itaú Unibanco Holding Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco CorpBanca Colômbia S.A., Itaú CorpBanca S.A. e Banco Itaú Paraguay S.A.; only at 12/31/2016, Itaú BBA International (Cayman) LTD; Itaú Asia Securities LTD; Itaú BBA UK Securities LTD.; Itaú BBA México Casa de Bolsa, S.A. de C.V.; Itaú BBA Corredores de Bolsa Limitada e Corpbanca Securities Inc.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.80

Note 20 – Risk and capital management

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

Taking a prospective stance in relation to capital management, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented a capital risk structure and its ICAAP, therefore complying with National Monetary Council (CMN) Resolution nº. 3,988, BACEN Circular nº. 3,547, and BACEN Circular Letter nº. 3,774.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

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•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators.

The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

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In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Market risk management analyses is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.83

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At December 31, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 372.3 million (R$ 329.8 million at December 31, 2016). The growth in Total VaR Total noted as compared to the prior year was mainly due to the increase of interest rate exposure.

The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.84

II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area.

As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution No. 4,557, the document “Public Access Report the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and Policies.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.85

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas.

In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Forth quarter of 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,090,072
Total potential cash outflows (3)	98,356,111
Liquidity Coverage Ratio (%)	190.2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical support of the legal and risk control areas, which have a dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 21 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	12/31/2017	12/31/2016
Permanent foreign investments	53,643,405	49,409,100
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(136,526,048)	(124,848,678)
Net foreign exchange position	(82,882,643)	(75,439,578)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Investment funds	801,303,247	663,768,689	801,303,247	663,768,689	5,521	2,338
Fixed income	753,871,559	624,114,915	753,871,559	624,114,915	5,149	1,965
Shares	47,431,688	39,653,774	47,431,688	39,653,774	372	373
Managed portfolios	262,552,738	236,669,902	168,554,581	150,557,747	18,837	17,352
Customers	200,634,987	174,704,782	149,227,864	127,895,352	18,757	17,271
Itaú Group (2)	61,917,751	61,965,120	19,326,717	22,662,395	80	81
Total	1,063,855,985	900,438,591	969,857,828	814,326,436	24,358	19,690

(1) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

(2) Changes were made in balances at December 31, 2016 for comparison purposes.

d)	Consortia funds

	12/31/2017	12/31/2016
Monthly estimate of installments receivable from participants	174,045	165,800
Group liabilities by installments	11,054,378	10,741,858
Participants – assets to be delivered	9,264,395	9,102,228
Funds available for participants	1,758,861	1,642,539
(In units)
Number of managed groups	561	625
Number of current participants	392,813	395,474
Number of assets to be delivered to participants	131,131	147,238

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 4,000,429 (R$ 3,019,116 at 12/31/2016). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	4.88

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries made donations in the amount of R$ 56,157 (R$ 29,650 from 01/01 to 12/31/2016) and the institute’s net assets totaled R$ 30,195 (R$ 35,404 at 12/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING PRUDENTIAL sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,784,304 (R$ 1,549,017 at 12/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 19,492 (R$ 18,668 at 12/31/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries made donations in the amount of R$ 920 (R$ 920 at 12/31/2016). and the association’s net assets totaled R$ 538 (R$ 1,121 at 12/31/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 12/31/2017 and 01/01 to 12/31/2016, the subsidiaries made donations in the amount of R$ 9,500 (R$ 6,000 from 01/01 to 12/31/2016) and the association’s net assets totaled R$ 3,416 (R$ 3,545 at 12/31/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

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l)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION).

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of XP Group will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

m)	Reclassifications for comparison purposes – In compliance with the circular letter 3,828, of 06/19/2017, of BACEN, the Company carried out reclassifications in the balances of December 31, 2016, for financial statements comparison purposes, in view of the regrouping of the following headings.

			Adjusted
ASSETS	Prior disclosure	Reclassification	balances
Current assets and Long term receivables	1,230,354,152	-	1,230,354,152
Interbank accounts	86,556,889	27,003,822	113,560,711
Pending settlement	447,752	27,003,822	27,451,574
Other receivables	169,083,505	(27,003,822)	142,079,683
Transactions with credit card issuers	27,003,822	(27,003,822)	-
Total assets	1,276,644,976	-	1,276,644,976

LIABILITIES
Current and Long term liabilities	1,144,700,113	-	1,144,700,113
Interbank accounts	592,287	25,877,129	26,469,416
Pending settlement	407,725	25,877,129	26,284,854
Other liabilities	244,043,853	(25,877,129)	218,166,724
Credit card operations	59,700,870	(59,700,870)	-
Sundry	21,750,873	33,823,741	55,574,614
Total liabilities	1,276,644,976	-	1,276,644,976

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Itaú Unibanco Holding S.A.

and subsidiaries -

Prudential Conglomerate

Financial statements at

December 31, 2017

and independent auditor's report

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2017	5.0

(A free translation of the original in Portuguese)

Independent auditor's report on

the consolidated financial statements

of the Prudential Conglomerate

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income, changes in stockholders´equity and cash flows for the year and six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation and consolidation of the financial statements".

In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at December 31, 2017, and the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation and consolidation of the financial statements" and 4 - "Summary of the main accounting practices" to the consolidated financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation and consolidation of the financial statements", which discloses the following information:

The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

Others matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year and the six-month period ended in December 31, 2017, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated February 5, 2018, was unmodified.

Other information accompanying the consolidated financial statements and the auditor's report

The Bank’s management is responsible for the other information, which comprise the Management Report.

Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. Conglomerate in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - "Presentation and consolidation of the financial statements" and 4 - "Summary of the main accounting practices", and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using

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the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, whereas the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

São Paulo, February 23, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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